SUPPLEMENT NO. 2	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED JANUARY 8, 2021	REGISTRATION NO. 333-250027

$125,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

2021 Class A Promissory Notes

This Prospectus supplement for the 2021 Class A Notes supplements the Prospectus, dated January 8, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-250027). The purpose of this supplement is to disclose: (i) an update to the interest rate spreads used to determine the interest rates paid on our Fixed Series Notes and Variable Series Notes; (ii) report updates on the Company’s management team; and (iii) update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021. Accordingly, we have attached the Quarterly Report to this Prospectus Supplement.

This Supplement should be read in conjunction with the prospectus dated January 8, 2021. The prospectus is not complete without this Supplement and this Supplement should not be used other than with the prospectus. All capitalized terms used in this Supplement shall have the same meaning as defined in the Prospectus.

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” beginning on page 20 OF THE pROSPECTUS FOR MORE INFORMATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 1st, 2022

Supplement No. 2 to the Prospectus Dated January 8, 2021	Page 1

Updated Spreads Used in Determining Interest Rates on our Fixed Series and Variable Series Notes

When determining the interest rate paid on our Fixed Series Notes, we use the Constant Maturity Treasury rates published by the U.S. Department of the Treasury for the applicable maturity date plus a Fixed Spread. For our Variable Series Notes, we use a Variable Index interest rate reported by the Wall Street Journal for LIBOR (or the then applicable replacement metric) plus a Variable Spread to determine the interest rate payable on the Note. The applicable Fixed or Variable Spread is different for each series and category of Note.

As described in the Prospectus, we reserve the right to adjust the Fixed Spread or Effective Variable Grid prospectively.

On page 15 of the Prospectus titled “The Offering” through “The Indexes” on page 17 of the Prospectus, please insert the following updated information:

The Offering	This offering (the “Offering”) is for a total of $125,000,000 of our 2021 Class A Notes.

The Notes may be purchased in one or more of the following Series:

–	Fixed Series, which pay interest at a fixed rate depending on the Category and maturity of Fixed Series Note purchased.

–	Variable Series, which pay at a variable rate of interest adjusted monthly depending on the Category purchased.

The Fixed Series Notes

We offer the Fixed Series Notes in the following six Categories with each requiring the specified minimum purchase. The Fixed Series Notes are offered with a term (or maturity) of 12, 18, 24, 30, 36, 42, 48, 54, or 60 months.

The Fixed Notes pay a fixed rate of interest equal to the sum of the CMT Index plus the amount of the Fixed Spread for its respective Category as set forth below. The spreads displayed below are effective as of the date of this supplement. We reserve the right to change the spreads either up or down, by a maximum of 200 basis points (or 2.0%, one basis point equals 0.01%). We will disclose any change in spreads in additional supplements to the Prospectus.

		Fixed Series Note Spreads, effective as of March 1st, 2022
Fixed Series Note Category	Required Minimum Purchase	12 Month	18 Month	24 Month	30 Month	36 Month	42 Month	48 Month	54 Month	60 Month
Fixed 1	$1,000	0.95%	1.05%	1.15%	1.30%	1.45%	1.70%	1.95%	2.15%	2.35%
Fixed 5	$5,000	1.05%	1.15%	1.20%	1.35%	1.55%	1.80%	2.05%	2.25%	2.45%
Fixed 10	$10,000	1.15%	1.30%	1.35%	1.50%	1.70%	1.95%	2.15%	2.35%	2.55%
Fixed 25	$25,000	1.25%	1.40%	1.45%	1.60%	1.80%	2.05%	2.25%	2.45%	2.65%
Fixed 50	$50,000	1.35%	1.50%	1.55%	1.70%	1.90%	2.15%	2.35%	2.55%	2.75%
Fixed 100	$100,000	1.65%	1.70%	1.70%	1.85%	1.90%	2.25%	2.45%	2.65%	2.85%

Supplement No. 2 to the Prospectus Dated January 8, 2021	Page 2

The Variable Series Notes

We offer the Variable Series Notes in five Categories, each requiring a specified minimum purchase. All Variable Series Notes have a maturity of 60 months. However, upon your request, we will prepay your Note without penalty, in whole or in part, provided your Note has had an unpaid principal balance of at least $10,000 during the preceding 90 days.

The Variable Spread Grid displayed below is effective as of the date of this supplement. The Variable Series Notes pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category shown on the Variable Spread Grid set forth in the table below. We refer to this as the “Variable Spread Grid”. The Variable Spread Grid on a Note that has been purchased cannot change; however, we reserve the right to change the spreads either up or down, by a maximum of 100 basis points (or 1.0%, one basis point equals 0.01%) for future investments. We will disclose any change in spreads in additional supplements to the Prospectus.

Variable Spread Grid*
Variable Series Note Category	Required Minimum Purchase	Variable Spread
Category Variable 10	$10,000	0.55%
Category Variable 25	$25,000	0.65%
Category Variable 50	$50,000	0.85%
Category Variable 100	$100,000	1.05%
Category Variable 250	$250,000	1.35%
*The Variable Spread Grid shown above is effective as of the date of this supplement and may be updated subsequently in additional supplements to the Prospectus.

On pages 44-46 of the Prospectus replace the existing language under “The Fixed Series Notes” and “The Variable Series Notes” with the following:

The Fixed Series Notes

Category and Required Minimum Purchase. The Fixed Series Notes are offered in six Categories, each requiring a stated minimum purchase.

Interest Rate. The Fixed Series Notes pay an interest rate equal to the sum of the Fixed Spread for the respective Fixed Series Note Category shown in the table below plus the CMT Index then in effect.

Maturities. All Fixed Series Notes are offered with maturities of 12, 18, 24, 30, 36, 42, 48, 54, and 60 months.

Supplement No. 2 to the Prospectus Dated January 8, 2021	Page 3

The Categories, the corresponding required minimum purchase amounts, and the respective Fixed Spreads are set forth below.

		Fixed Series Note Spreads, effective as of March 1st, 2022
Fixed Series Note Category	Required Minimum Purchase	12 Month	18 Month	24 Month	30 Month	36 Month	42 Month	48 Month	54 Month	60 Month
Fixed 1	$1,000	0.95%	1.05%	1.15%	1.30%	1.45%	1.70%	1.95%	2.15%	2.35%
Fixed 5	$5,000	1.05%	1.15%	1.20%	1.35%	1.55%	1.80%	2.05%	2.25%	2.45%
Fixed 10	$10,000	1.15%	1.30%	1.35%	1.50%	1.70%	1.95%	2.15%	2.35%	2.55%
Fixed 25	$25,000	1.25%	1.40%	1.45%	1.60%	1.80%	2.05%	2.25%	2.45%	2.65%
Fixed 50	$50,000	1.35%	1.50%	1.55%	1.70%	1.90%	2.15%	2.35%	2.55%	2.75%
Fixed 100	$100,000	1.65%	1.70%	1.70%	1.85%	1.90%	2.25%	2.45%	2.65%	2.85%

The spreads displayed above are effective as of the date of this supplement. We reserve the right to change the spreads either up or down, by a maximum of 200 basis points (or 2.0%, one basis point equals 0.01%). We will disclose any change in spreads in additional supplements to the Prospectus. Because the economic environment is constantly changing, occasionally we need to be able to adjust our spreads to remain competitive in the marketplace. As an example, recently the one year CMT rate went from 1.45% on January 31, 2020 to 0.17% on March 31, 2020 due to the Federal Reserve Board and the market’s response to the COVID-19 pandemic.

The Form of the Fixed Series Notes is included as Exhibit B to this Prospectus.

The Variable Series Notes

Category and Minimum Required Purchase. The Variable Notes are offered in five Categories, each requiring a stated minimum purchase.

Interest Rate. The Variable Series Notes pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category shown on the Variable Spread Grid set forth in the table below. We refer to this as the “Effective Variable Spread Grid”. The interest rate on the Variable Series Notes will be adjusted monthly on a specified day each month, commencing the month following the date the Variable Series Note is issued.

Maturities. Variable Series Notes have a maturity of 60 months.

Prepayment. We will prepay your Variable Series Note in whole or in part upon delivery to us of your written request, provided your Note had an unpaid principal balance of at least $10,000 during the immediately preceding 90 days.

Supplement No. 2 to the Prospectus Dated January 8, 2021	Page 4

The Categories, the corresponding required minimum purchase amounts, and respective Variable Series Spreads are set forth in the following Variable Spread Grid.

Variable Spread Grid*
Variable Series Note Category	Required Minimum Purchase	Variable Spread
Category Variable 10	$10,000	0.55%
Category Variable 25	$25,000	0.65%
Category Variable 50	$50,000	0.85%
Category Variable 100	$100,000	1.05%
Category Variable 250	$250,000	1.35%
*The Variable Spread Grid shown above is effective as of the date of this supplement and may be updated subsequently in additional supplements to the Prospectus.

The Variable Spread Grid displayed above is effective as of the date of the Prospectus. The Variable Series Notes pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category on the Effective Variable Spread Grid. We refer to this as the “Effective Variable Spread Grid”. The Effective Variable Spread Grid on a Note that has been purchased cannot change; however, we reserve the right to change the spreads either up or down, by a maximum of 100 basis points (or 1.0%, one basis point equals 0.01%) for future investments. We will disclose any change in spreads in additional supplements to the Prospectus. Because the economic environment is constantly changing, occasionally we need to be able to adjust our spreads to remain competitive in the marketplace. As an example, recently the three month LIBOR rate went from 1.75% on January 31, 2020 to 0.56% on April 30, 2020 due to the economic distress caused by the COVID-19 pandemic.

The Form of the Variable Series Notes is included as Exhibit C to this Prospectus.

Appointment of New Officers

On January 31, 2022, the Company announced that Darren Thompson was appointed as Executive Vice President and Chief Operating Officer for the Company. Mr. Thompson previously served as Chief Lending Officer for America’s Christian Credit Union and had been with the credit union since 2011. At America’s Christian Credit Union, Mr. Thompson oversaw all lending operations, including loan origination, servicing, collection, and participation for both consumer and business loans. Prior to that Mr. Thompson served as a Treasury & Funding Trader for Western Corporate Federal Credit Union, assisting in the management of a $32 billion portfolio. Mr. Thompson holds a Master’s Degree in management, from Azusa Pacific University.

As Chief Operating Officer, Mr. Thompson will be responsible for day-to-day implementation of the Company’s board approved business plan, assuming direct oversight of lending, servicing, and operations. His role will encompass the development, implementation, operation, and supervision of all organizational efforts to implement the Company’s missional purpose.

Supplement No. 2 to the Prospectus Dated January 8, 2021	Page 5

The Company also announced that it has promoted Daniel Flude to Vice President of Finance. Mr. Flude will retain his role as the Company’s Controller. Mr. Flude has been with the Company since 2008. In addition, on January 24, 2022, the Company, hired Andrew Johnston as Vice President of Strategic Initiatives. Mr. Johnston will be directly responsible for the Company’s information and technology function. His role will have a strong emphasis on facilitating a digital transformation within the loan origination, operations, servicing, and processing functions, as well as improving the overall client/prospect user experience throughout the whole enterprise.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Company has elected to incorporate by reference into this Prospectus the information we file with the SEC. This permits us to disclose important information to you by referring you to the documents that contain subsequently filed information with the SEC. When we file information with the SEC, the information that we file subsequently will automatically update this Prospectus. If there is a conflict or inconsistency between the information set forth in the Prospectus and/or information incorporated by reference into the Prospectus, we encourage you to rely on the information contained in the document that was filed later.

Accordingly, we incorporate by reference the documents listed below and any filings we make with the SEC:

(i)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021;

(ii)

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021, filed with the SEC on May 14, 2021, August 12, 2021, and November 12, 2021, respectively; and

(iii)	Our Current Reports on Form 8-K, filed with the SEC on January 3, 2022, January 10, 2022, October 28, 2021, September 28, 2021, August 6, 2021, and March 10, 2021, respectively.

Our periodic and current reports contain important information about the Company. We believe these reports provide additional information to our investors. We will provide to each investor, including any beneficial owner, to whom a Prospectus is delivered, at no cost, a copy of any or all of the documents that are incorporated by reference to this Prospectus but not delivered with this Prospectus, upon written or telephonic request to us at our principal executive offices at the following telephone number and address: 915 West Imperial Highway, Suite 120, Brea, California 92821, telephone: (714) 671-5720.

Supplement No. 2 to the Prospectus Dated January 8, 2021	Page 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☑ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from _____ to _____

333-4028-LA

(Commission file No.)

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

(Exact name of registrant as specified in its charter)

CALIFORNIA	26-3959348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

 915 West Imperial Highway,  Brea,  Suite 120,  California,  92821

(Address of principal executive offices)

(714) 671-5720

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company filer, or an emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer,” “smaller reporting company,” and “emerging growth company.” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company filer ☑	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑.

At September 30, 2021, registrant had issued and outstanding 146,522 units of its Class A common units. The information contained in this Form 10-Q should be read in conjunction with the registrant’s Annual Report on Form 10-K for the year ended December 31, 2020.

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

FORM 10-Q

10Q as of September 30, 2021	2

PART I - FINANCIAL INFORMATION

Item 1: Financial Statements

10Q as of September 30, 2021	F-1

Ministry Partners Investment Company, LLC and Subsidiaries

Consolidated Balance Sheets

September 30, 2021 and December 31, 2020

(Dollars in thousands Except Unit Data)

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
Assets:
Cash and cash equivalents	$16,515	$21,922
Restricted cash	62	51
Certificates of deposit	1,000	1,761
Loans receivable, net of allowance for loan losses of $1,579 and $1,516 as of September 30, 2021 and December 31, 2020, respectively	103,415	116,121
Accrued interest receivable	635	798
Investment in joint venture	884	884
Property and equipment, net	184	219
Foreclosed assets, net	301	301
Servicing assets	139	147
Other assets	651	889
Total assets	$123,786	$143,093
Liabilities and members’ equity
Liabilities:
Lines of credit	$2,000	$—
Term-debt	33,898	51,516
Other secured borrowings	10	—
Investor notes payable, net of debt issuance costs of $76 and $33 as of September 30, 2021 and December 31, 2020, respectively	69,387	76,194
Accrued interest payable	213	312
Other liabilities	3,639	2,163
Total liabilities	109,147	130,185
Members' Equity:
Series A preferred units, 1,000,000 units authorized, 117,100 units issued and outstanding at September 30, 2021 and December 31, 2020 (liquidation preference of $100 per unit); See Note 13	11,715	11,715
Class A common units, 1,000,000 units authorized, 146,522 units issued and outstanding at September 30, 2021 and December 31, 2020; See Note 13	1,509	1,509
Accumulated equity (deficit)	1,415	(316)
Total members' equity	14,639	12,908
Total liabilities and members' equity	$123,786	$143,093

The accompanying notes are an integral part of these consolidated financial statements.

10Q as of September 30, 2021	F-2

 Ministry Partners Investment Company, LLC and Subsidiaries

Consolidated Statements of Income (Unaudited)

For the three and nine month periods ended September 30, 2021 and 2020

(Dollars in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Interest income:
Interest on loans	$1,739	$2,004	$5,360	$6,238
Interest on interest-bearing accounts	10	26	35	142
Total interest income	1,749	2,030	5,395	6,380
Interest expense:
Investor notes payable	662	670	2,017	2119
Other debt	229	427	774	1310
Total interest expense	891	1,097	2,791	3,429
Net interest income	858	933	2,604	2,951
Provision (credit) for loan losses	(41)	132	63	195
Net interest income after provision (credit) for loan losses	899	801	2,541	2,756
Non-interest income:
Broker-dealer commissions and fees	175	183	677	470
Other income	98	83	228	228
Gain on debt extinguishment	—	2,400	2,398	2,400
Total non-interest income	273	2,666	3,303	3,098
Non-interest expenses:
Salaries and benefits	635	811	2,173	2,191
Marketing and promotion	—	206	220	224
Office occupancy	45	46	134	134
Office operations and other expenses	364	343	980	994
Foreclosed assets, net	—	—	21	8
Legal and accounting	50	65	333	253
Total non-interest expenses	1,094	1,471	3,861	3,804
Income before provision for income taxes	78	1,996	1,983	2,050
Provision for income taxes and state LLC fees	5	4	15	15
Net income	$73	$1,992	$1,968	$2,035

The accompanying notes are an integral part of these consolidated financial statements.

10Q as of September 30, 2021	F-3

Ministry Partners Investment Company, LLC and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

For the nine months ended September 30, 2021 and 2020

(Dollars in thousands)

	Nine months ended
	September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,968	$2,035
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	36	39
Amortization of deferred loan fees	(153)	(194)
Amortization of debt issuance costs	37	72
Provision for loan losses	63	195
Accretion of loan discount	(21)	(22)
Gain on sale of loans	(25)	(61)
Gain on sale of foreclosed assets	(44)	—
Loss on sale of fixed assets	—	8
Gain on extinguishment of debt	(2,398)	(2,400)
Changes in:
Accrued interest receivable	163	(201)
Other assets	284	32
Accrued interest payable	(99)	34
Other liabilities	1,469	(188)
Net cash provided (used) by operating activities	1,280	(651)
CASH FLOWS FROM INVESTING ACTIVITIES:
Loan purchases	(842)	—
Loan originations	(11,141)	(16,152)
Loan sales	13,434	16,533
Loan principal collections	11,353	8,626
Redemption (purchase) of certificates of deposit	761	(1,757)
Foreclosed asset sales	44	—
Purchase of property and equipment	(1)	(87)
Sale of property and equipment	—	24
Net cash provided by investing activities	13,608	7,187
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on term debt	(15,220)	(16,483)
Borrowings, net of repayments on lines of credit	2,000	—
Borrowings, net of repayments on secured borrowings	10	—
Net change in investor notes payable	(6,764)	2,216
Debt issuance costs	(80)	(42)
Dividends paid on preferred units	(230)	(296)
Net cash used by financing activities	(20,284)	(14,605)
Net (decrease) in cash and restricted cash	(5,396)	(8,069)
Cash, cash equivalents, and restricted cash at beginning of period	21,973	26,045
Cash, cash equivalents, and restricted cash at end of period	$16,577	$17,976
Supplemental disclosures of cash flow information
Interest paid	$2,890	$3,395
Income taxes paid	20	20
Supplemental disclosures of non-cash transactions
Servicing assets recorded	38	85
Leased assets obtained in exchange of new operating lease liabilities	—	53
Lease liabilities recorded	—	53
Dividends declared to preferred unit holders	14	18

10Q as of September 30, 2021	F-4

The accompanying notes are an integral part of these consolidated financial statements.

Ministry Partners Investment Company, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accounting and financial reporting policies of MINISTRY PARTNERS INVESTMENT COMPANY, LLC (the “Company”) and its wholly-owned subsidiaries, Ministry Partners Funding, LLC, MP Realty Services, Inc., Ministry Partners Securities, LLC, and Ministry Partners for Christ, Inc. conform to accounting principles generally accepted in the United States and general financial industry practices. The accompanying interim consolidated financial statements have not been audited. A more detailed description of the Company’s accounting policies is included in its 2020 annual report filed on Form 10-K. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at September 30, 2021 and for the nine months ended September 30, 2021 and 2020 have been made.

Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations for the periods ended September 30, 2021 and 2020 are not necessarily indicative of the results for the full year.

Note 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business

The Company was formed in California in 1991. The Company’s primary operations are financing commercial real property secured loans and providing investment advisory and insurance services and products for the benefit of evangelical churches, ministries, and individuals.

The Company’s wholly-owned subsidiaries are:

•	Ministry Partners Funding, LLC, a Delaware limited liability company (“MPF”);
•	MP Realty Services, Inc., a California corporation (“MP Realty”);
•	Ministry Partners Securities, LLC, a Delaware limited liability company (“MP Securities”); and
•	Ministry Partners for Christ, Inc., a not-for-profit Delaware corporation (“MPC”).

10Q as of September 30, 2021	F-5

The Company formed MPF in 2007 and then deactivated the subsidiary on November 30, 2009. In December 2014, the Company reactivated MPF to enable it to serve as collateral agent for loans held as collateral for its Secured Investment Certificates.

The Company formed MP Realty in November 2009 and obtained a license to operate as a corporate real estate broker through the California Department of Real Estate on February 23, 2010. MP Realty has conducted limited operations to date.

The Company formed MP Securities on April 26, 2010 to provide investment and financial planning solutions for individuals, churches, charitable institutions, and faith-based organizations. MP Securities acts as the selling agent for the Company’s public and private placement notes.

The Company formed MPC on December 28, 2018 to be used exclusively for religious and charitable purposes within the meaning of Section 501(c)(3) of the U.S. Internal Revenue Code of 1986. MPC is a not-for-profit corporation formed and organized as a private foundation under Delaware law that makes charitable grants to Christian education, and provides accounting, consulting, and financial expertise to aid evangelical Christian ministries. On August 23, 2019, the Internal Revenue Service granted MPC tax-exempt status as a private foundation under Section 501(c)(3) of the Internal Revenue Code. The MPC Board of Directors approved its first charitable grants during the year ended December 31, 2020.

Principles of Consolidation

The consolidated financial statements include the accounts of Ministry Partners Investment Company, LLC and its wholly owned subsidiaries. Management eliminates all significant inter‑company balances and transactions in consolidation.

Conversion to LLC

Effective as of December 31, 2008, the Company converted its form of organization from a corporation organized under California law to a limited liability company organized under the laws of the State of California. With the filing of Articles of Organization-Conversion with the California Secretary of State, the separate existence of Ministry Partners Investment Corporation ceased, and the entity continued by operation of law under the name Ministry Partners Investment Company, LLC.

Since the conversion became effective, a group of managers provides oversight of the Company’s affairs. The managers have full, exclusive, and complete discretion, power, and authority to oversee the management of Company affairs. As an LLC, the Company’s managers and members have entered into an Operating Agreement that governs the Company’s management structure and governance procedures.

10Q as of September 30, 2021	F-6

Risks and Uncertainties

COVID-19, a global pandemic, has adversely impacted the broad economy, affecting most industries, including businesses, schools, hospitality- and travel-based employers, and has disrupted the supply and distribution networks that deliver products to the consuming public.  The process of recovery from the pandemic by U.S. churches, ministries, and faith-based organizations that the Company serves could have a material financial impact on the Company.  If declining in-person attendance at churches and faith-based organizations continues as churches and ministries adjust to the long-term effects of the pandemic, charitable gifts and contributions made to ministries and churches could be adversely affected.  Furthermore, while there has been no material impact to the Company’s employees to date, COVID-19 could potentially create business continuity issues for the Company.

In accordance with Financial Accounting Standards Board (FASB) and interagency regulatory guidance issued in March 2020, loans that were modified under the terms of our COVID-19 Deferral Assistance Program were not considered troubled debt restructurings to the extent that they met the terms of such guidance under Section 4013 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).  The CARES Act guidance applies to modifications made between March 1, 2020 and the earlier of January 2, 2022 or sixty (60) days after the end of the COVID-19 national emergency, as stipulated by the Consolidated Appropriations Act signed into law on December 31, 2020.  The Company has relied upon and applied this guidance to modifications it granted since the first quarter of 2020.

The Company’s operations are dependent upon the willingness and ability of its employees, borrowers, noteholders, and investment clients to conduct financial transactions. While the U.S. economy has reported gains as COVID-19 restrictions and curtailment of activities orders have been eased, modified or lifted, depending on the region of the country impacted, the discovery and spread of new variants of the coronavirus have raised concerns about the potential continuation of the pandemic.  The uncertainty of the recovery and long-term effects of the pandemic could materially and adversely affect the Company’s business, operating results, financial condition or liquidity.  While it is not possible to know the full extent of the impact of COVID-19, resulting measures to curtail its spread and recovery of the economy as the U.S. reopens and prepares for the variant strains of the pandemic, the Company is disclosing potentially material factors that could impact our business of which it is aware.

Cash, and Cash Equivalents

Cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had demand

10Q as of September 30, 2021	F-7

deposits and money market deposit accounts as of September 30, 2021 and December 31, 2020.

The National Credit Union Insurance Fund insures a portion of the Company’s cash held at credit unions, and the Federal Deposit Insurance Corporation insures a portion of cash held by the Company at banks. The Company holds cash deposits that may exceed insured limits. Management does not expect to incur losses in these cash accounts.

The Company maintains cash accounts with Royal Bank of Canada Dain Rauscher (“RBC Dain”) as part of its clearing agreement for its securities-related activities, and with the Central Registration Depository (“CRD”) for regulatory purposes in connections with its investment advisory and securities-related business.  The Company also maintains cash in an account with America’s Christian Credit Union (“ACCU”) as collateral for its secured borrowings.

The Company classifies these accounts as restricted cash on its balance sheet.

Certificates of Deposit

Certificates of deposit include investments in certificates of deposit held at financial institutions that carry original maturities of greater than three months.

Details of certificates with original maturities of greater than three months owned by the Company are as follows (dollars in thousands):

As of September 30, 2021
Certificate	Open Date	Certificate Amount	Interest Rate	Maturity Date
CD 1	1/13/2020	$1,000	2.25%	10/13/2021

As of December 31, 2020
Certificate	Open Date	Certificate Amount	Interest Rate	Maturity Date
CD 1	1/13/2020	$1,000	2.25%	10/13/2021
CD 2	4/1/2020	761	1.95%	1/1/2021
Total		$1,761

Use of Estimates

The Company’s presentation of consolidated financial statements that conform to United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates govern areas such as the allowance for credit losses, foreclosed assets valuation, and the fair value of financial instruments. Actual results could differ from these estimates.

10Q as of September 30, 2021	F-8

Investments in Joint Venture

In 2016, the Company entered into a joint venture agreement to develop and sell property we acquired as part of a Deed in Lieu of Foreclosure agreement reached with one of our borrowers. The joint venture owns a property located in Santa Clarita, California.

The Company is accounting for its investment in joint venture under the equity method of accounting. Under this method, the Company records its proportionate share of the joint venture net income or loss in the Company's statement of operations. The Company assesses its equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. Any difference between the carrying value of the equity method investment and its estimated fair value is recognized as an impairment change if the loss in value is deemed other than temporary. Management determined that investment in the joint venture was not impaired at September 30, 2021.

Loans Receivable

The Company reports loans that management has the intent and ability to hold for the foreseeable future at their outstanding unpaid principal balance adjusted for an allowance for loan losses, deferred loan fees and costs, and loan discounts.

Interest Accrual on Loans Receivable

The Company accrues loan interest income daily. Management defers loan origination fees and costs generated in making a loan. The Company amortizes these fees and costs as an adjustment to the related loan yield using the interest method.

Loan discounts are interest accrued and unpaid which the Company added to loan principal balances when it restructured the loan. The Company does not accrete discounts to income on impaired loans. However, when management determines that a previously impaired loan is no longer impaired, the Company begins accreting loan discounts to interest income over the term of the restructured loan. For loans purchased from third parties, loan discounts also are the differences between the purchase price and the recorded principal balance of the loan. The Company accretes these discounts to interest income over the term of the loan using the interest method.

Management considers a loan impaired if it concludes that the collection of principal or interest according to the terms of the loan agreement is doubtful. The Company stops the accrual of interest when management determines the loan is impaired.

For loans that the Company places on nonaccrual status, management reverses all uncollected accrued interest against interest income. Management accounts for the interest on these loans on the cash basis or cost-recovery method until the loan qualifies for return to accrual status. It is not until all the principal and interest amounts contractually due are

10Q as of September 30, 2021	F-9

brought current and future payments are reasonably assured that the Company returns a loan to accrual status.

Allowance for Loan Losses

Management sets aside an allowance for loan losses by charging the provision for loan losses account on the consolidated statements of income. This charge decreases the Company’s earnings. Management charges off the part of loan balances it believes it will not collect against the allowance. The Company credits subsequent recoveries, if any, to the allowance.

Loan Portfolio Segments and Classes

Management separates the loan portfolio into portfolio segments for purposes of evaluating the allowance for loan losses. A portfolio segment is defined as the level at which the Company develops and documents a systematic method for determining its allowance for loan losses. The Company segments the loan portfolio based on loan types and the underlying risk factors present in each loan type. Management periodically reviews and revises such risk factors, as it considers appropriate.

The Company’s loan portfolio consists of one segment – church loans. Management has segregated the loan portfolio into the following portfolio classes:

10Q as of September 30, 2021	F-10

Loan Class	Class Description
Wholly-Owned First Collateral Position	Wholly-owned loans and the retained portion of loans originated by the Company and sold for which the Company possesses a senior lien on the collateral underlying the loan.
Wholly-Owned Junior Collateral Position

Wholly-owned loans and the retained portion of loans originated by the Company and sold for which the Company possesses a lien on the underlying collateral that is superseded by another lien on the same collateral. This class also contains any loans that are not secured. These loans present higher credit risk than loans for which the Company possesses a senior lien due to the increased risk of loss should the loan default.

Participations First Collateral Position

Participated loans purchased from another financial entity for which the Company possesses a senior lien on the collateral underlying the loan. Loan participations purchased may present higher credit risk than wholly-owned loans because disposition and direction of actions regarding the management and collection of the loans must be coordinated and negotiated with the other participants, whose best interests regarding the loan may not align with those of the Company.

Participations Junior Collateral Position

Participated loans purchased from another financial entity for which the Company possesses a lien on the underlying collateral that is superseded by another lien on the same collateral. Loan participations in the junior collateral position loans have higher credit risk than wholly-owned loans and participated loans purchased where the Company possesses a senior lien on the collateral. The increased risk is the result of the factors presented above relating to both junior lien positions and participations.

Allowance for Loan Loss Evaluation

Management evaluates the allowance for loan losses on a regular basis. The Company establishes the allowance for loan losses based upon its periodic review of several factors management believes influences the collectability of the loans, including:

•	the Company’s loss history;
•	the characteristics and volume of the loan portfolio;
•	adverse conditions that may affect the borrower’s ability to repay;
•	the estimated value of any secured collateral; and
•	the current economic conditions.

This evaluation is subjective, as it requires estimates that are subject to significant revision as more information becomes available.

The allowance consists of general and specific components. The general component covers non-classified loans. Management bases the general reserve on the Company’s loss history adjusted for qualitative factors. These qualitative factors are significant factors management considers likely to cause estimated credit losses associated with the Company’s existing portfolio to differ from its historical loss experience. Management adjusts these factors on an on-going basis, some of which include:

10Q as of September 30, 2021	F-11

•	changes in lending policies and procedures, including changes in underwriting standards and collection;
•

changes in national, regional, and local economic and industry conditions that affect the collectability of the portfolio, including the effects of the pandemic, recovery efforts, and long term impact on our borrower’ ministries from the pandemic;

•	changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
•	changes in the value of the collateral for collateral-dependent loans; and
•	the effect of credit concentrations.

Loans that management has classified as impaired receive a specific reserve. For such loans, an allowance is established when the carrying value of that loan is higher than the amount management expects to collect. Management uses multiple approaches to determine the amount the Company expects to receive. These include the discounted cash flow method, using the loan’s underlying collateral value reduced by expected selling costs, or using the observable market price of the impaired loan.

Impairment Analysis

Impaired loans include non-accrual loans, loans 90 days or more past due and still accruing, and restructured loans. Non-accrual loans are loans on which management has discontinued interest accruals. Restructured loans are loans in which the Company has granted the borrower a concession due to financial distress. Concessions are usually a reduction of the interest rate or a change in the original repayment terms.

The Company monitors impaired loans on an ongoing basis as part of management’s loan review and work out process. All loans in the loan portfolio are subject to impairment analysis. The Company reviews its loan portfolio monthly by examining several data points. These include reviewing delinquency reports, any new information related to the financial condition of its borrowers, and any new appraisal or other collateral valuation. Through this process, the Company identifies potential impaired loans. Management generally deems a loan is impaired when current facts and circumstances indicate that it is probable that a borrower will be unable to make payments according to the loan agreement. If management has not already deemed a loan impaired, it will classify the loan as non-accrual when it becomes 90 days or more past due.

Management considers several factors when determining impairment status. These factors include the loan’s payment status, the value of any secured collateral, and the probability of collecting scheduled payments when due. Management generally does not classify loans that experience minor payment delays or shortfalls as impaired. Management determines

10Q as of September 30, 2021	F-12

the significance of payment delays or shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower. These circumstances include the length and reasons for the delay, the borrower's payment history, and the amount of the shortfall in relation to the principal and interest owed.

Management measures impairment on a loan-by-loan basis using one of three methods:

•	the present value of expected future cash flows discounted at the loan's effective interest rate;
•	the obtainable market price; or
•	the fair value of the collateral if the loan is collateral-dependent.

Troubled Debt Restructurings

A troubled debt restructuring is a loan for which the Company, for reasons related to a borrower’s financial difficulties, grants a concession to a borrower that the Company would not otherwise consider. A restructuring of a loan usually involves an interest rate modification, extension of the maturity date, payment reduction, or reduction of accrued interest owed on the loan on a contingent or absolute basis.

Management considers loans that it renews at below-market terms to be troubled debt restructurings if the below-market terms represent a concession due to the borrower’s troubled financial condition. The Company classifies troubled debt restructurings as impaired loans. For the loans that are not considered to be collateral-dependent, management measures troubled debt restructurings at the present value of estimated future cash flows using the loan's effective rate at origination of the loan. The Company reports the change in the present value of cash flows related to the passage of time as interest income. If the loan is collateral-dependent, impairment is measured based on the fair value of the collateral.

In accordance with industry standards, the Company classifies a loan as impaired if management has modified it as part of a troubled debt restructuring. However, if a troubled debt restructuring meets certain performance conditions management may upgrade the loan to a non-classified loan rating (pass or watch) and begin accruing interest on the loan. Management classifies these loans as performing troubled debt restructurings. These loans continue to be included in total impaired loans but not necessarily in non-accrual or collateral-dependent loans.

Section 403 of the CARES Act provides that a qualifying loan modification or extension is exempt by law from classification as a troubled debt restructuring pursuant to FASB ASC 340-10. On April 7, 2020, the Office of the Comptroller of the Currency and related financial agencies issued OCC Bulletin 2020-35, which provides further guidance

10Q as of September 30, 2021	F-13

regarding when a loan modification or extension is not subject to classification as a TDR pursuant to FASB ASC 340-10.

Under section 4013 of the CARES Act, financial institutions may elect not to categorize a loan modification as a troubled debt restructuring if it is

(1)	related to COVID-19;
(2)	executed on a loan that was not more than thirty (30) days past due as of December 31, 2019; and
(3)	executed between March 31, 2020, and the earlier of (A) sixty (60) days after the termination of the National Emergency or (B) December 31, 2020.*

* Congress has extended the period to include the earlier of January 2, 2022 or sixty (60) days after the end of the COVID-19 national emergency pursuant to the Consolidated Appropriations Act signed on December 31, 2020.

For all other loan modifications, federal agencies that regulate financial institutions have confirmed with FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to relief being extended, would not be classified as a troubled debt restructuring. This treatment includes short-term modifications including payment deferrals, fee waivers, and extension of repayment terms.  The Company has relied upon the CARES Act and guidance from banking regulators related to modifications granted since the first quarter of 2020.

Loan Charge-offs

Management charges off loans or portions thereof when it determines the loans or portions of the loans are uncollectible. The Company evaluates collectability periodically on all loans classified as “Loans of Lesser Quality.” Key factors management uses in assessing a loan’s collectability are the financial condition of the borrower, the value of any secured collateral, and the terms of any workout agreement between the Company and the borrower. In workout situations, the Company charges off the amount deemed uncollectible due to the terms of the workout, the inability of the borrower to make agreed upon payments, and the value of the collateral securing the loan.

Credit Quality Indicators

The Company has established a loan grading system to assist its management in analyzing and monitoring the loan portfolio. The Company classifies loans it considers lesser quality (“classified loans”) as watch, special mention, substandard, doubtful, or loss assets. The loan grading system is as follows:

10Q as of September 30, 2021	F-14

Pass:

The borrower has sufficient cash to fund debt services. The borrower may be able to obtain similar financing from other lenders with comparable terms. The risk of default is considered low.

Watch:

These loans exhibit potential or developing weaknesses that deserve extra attention from credit management personnel. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay the debt in the future. Management must report loans graded Watch to executive management and the Board of Managers. Potential for loss under adverse circumstances is elevated, but not foreseeable. Watch loans are considered pass loans.

Special mention:

These credit facilities exhibit potential or actual weaknesses that present a higher potential for loss under adverse circumstances and deserve management’s close attention. If uncorrected, these weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Substandard:

Loans and other credit extensions bearing this grade are considered to be inadequately protected by the current net worth and debt service capacity of the borrower or of any pledged collateral. These obligations, even if apparently protected by collateral value, have well-defined weaknesses related to adverse financial, managerial, economic, ministry, or environmental conditions which have clearly jeopardized repayment of principal and interest as originally intended. Furthermore, there is the possibility that some future loss will be sustained if such weaknesses are not corrected.

Doubtful:

This classification consists of loans that display the properties of substandard loans with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values. The probability of some loss is very high, but because of certain important and reasonably specific factors, the amount of loss cannot be exactly determined. Such pending factors could include merger or liquidation, additional capital injection, refinancing plans, or perfection of liens on additional collateral.

Loss:

Loans in this classification are considered uncollectible and cannot be justified as a viable asset. This classification does not mean the loan has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off this loan even though partial recovery may be obtained in the future.

10Q as of September 30, 2021	F-15

Revenue Recognition

The Company recognizes two primary types of revenue: interest income and non-interest income.

Interest Income

The Company’s principal source of revenue is interest income from loans, which is not within the scope of ASU 2014-09, Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). Refer to the discussion in “Loans Receivable” above to understand the Company’s recognition of interest income.

Non-interest Income

Non-interest income includes revenue from various types of transactions and services provided to customers. Contracts with customers can include multiple services, which are accounted for as separate “performance obligations” if they are determined to be distinct. Our performance obligations to our customers are generally satisfied when we transfer the promised good or service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised good or service. Revenue from our performance obligations satisfied over time are recognized in a manner that depicts our performance in transferring control of the good or service, which is generally measured based on time elapsed, as our customers simultaneously receive and consume the benefit of our services as they are provided.

Payment for the majority of our services is considered to be variable consideration, as the amount of revenues we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved.

Wealth advisory fees

Generally, management recognizes wealth advisory fees over time as the Company renders services to its clients. The Company receives these fees either based on a percentage of the market value of the assets under management, or as a fixed fee based on the services the Company provides to the client. The Company’s delivery of these services represents its related performance obligations. The Company typically collects the wealth advisory fees at the beginning of each quarter from the client’s account. Management recognizes these fees ratably over the related billing period as the Company fulfills its performance obligation. In addition, management recognizes any commissions or referral fees paid related to this revenue ratably over the related billing period as the Company fulfills its performance obligation.

10Q as of September 30, 2021	F-16

Investment brokerage fees

Investment brokerage fees arise from the selling, distribution, and trade execution services. The Company’s execution of these services fulfills its related performance obligations.

The Company also offers sales and distribution services and earns commissions through the sale of annuity and mutual fund products. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer executes a contract with a product carrier. The Company may also receive trailing commissions and 12b-1 fees related to mutual fund and annuity products. Management recognizes this revenue in the period when it is earned, estimating the revenue, if necessary, based on the balance of the investment and the commission rate on the product.

The Company earns and recognizes trade execution commissions on the trade date, which is when the Company fulfills its performance obligation. Payment for the trade execution is due on the settlement date.

Lending Fees

Lending fees represent charges earned for services we provide as part of the lending process, such as late charges, servicing fees, and documentation fees. The Company recognizes late charges as earned when they are paid. The Company recognizes revenue on other lending fees in the period in which the Company has performed the service.

Gains on sales of loans receivable

From time to time, the Company sells participation interests in loans receivable that it services. Upon completion of the loan sale, the Company recognizes a gain based on certain factors including the maturity date of the loan, the percentage of the loan sold and retained, and the servicing rate charged to the participant on the sold portion.

Gains on debt extinguishment

Gains on debt extinguishment arise from agreements reached with the Company’s lenders to reduce the principal amount on outstanding debt.  The amount of the gain is determined by the difference between the cash paid and the amount of principal and interest that is relieved as stipulated by the agreement.

Gains/losses on sales of foreclosed assets

The Company records a gain or loss from the sale of foreclosed assets when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of a foreclosed asset to the buyer, the Company assesses whether the buyer is committed to perform their obligation under the contract, whether collectability of the transaction price is probable, and the sufficiency of down payment, among other factors. Once these criteria are met, the foreclosed asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the

10Q as of September 30, 2021	F-17

property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

Other non-interest income

Other non-interest income includes fees earned based on service contracts the Company has entered into with credit unions. The Company recognizes the revenue monthly based on the terms of the contracts, which require monthly payments for services the Company performs.

Foreclosed Assets

Management records assets acquired through foreclosure or other proceedings at fair market value less estimated costs of disposal. Management determines the fair value at the date of foreclosure, which establishes a new cost for the asset. After foreclosure, the Company carries the asset at the lower of cost or fair value, less estimated costs of disposal. Management evaluates these real estate assets regularly to ensure that the asset’s fair value supports the recorded amount. If necessary, management also ensures that valuation allowances reduce the carrying amount to fair value less estimated costs of disposal. Revenue and expense from the operation of the foreclosed assets and changes in the valuation allowance are included in net expenses from foreclosed assets. When the Company sells the foreclosed property, it recognizes a gain or loss on the sale equal to the difference between the net sales proceeds received and the carrying amount of the property.

Transfers of Financial Assets

Management accounts for transfers of financial assets as sales when the Company has surrendered control over the asset. Management deems the Company has surrendered control over transferred assets when:

•	the assets have been isolated from the Company;
•	the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and
•	the Company does not maintain effective control over the transferred asset through an agreement to repurchase it before its maturity.

The Company, from time to time, sells participation interests in mortgage loans it has originated or acquired. In order to recognize the transfer of a portion of a financial asset as a sale, the transferred portion, and any portion that the transferor continues to hold must represent a participating interest. In addition, the transfer of the participating interest must meet the conditions for surrender of control. To qualify as a participating interest:

10Q as of September 30, 2021	F-18

•	each portion of a financial asset must represent a proportionate ownership interest in an entire financial asset;
•

from the date of transfer, all cash flows received from the entire financial asset must be divided proportionately among the participating interest holders in an amount equal to their respective share of ownership;

•	the transfer must be made on a non-recourse basis (other than standard representations and warranties made under the loan participation sale agreement);
•	the transfer may not be subordinate to any other participating interest holder; and
•	no party has the right to pledge or exchange the entire financial asset.

If the transaction does not meet either the participating interest or surrender of control criteria, management accounts for it as a secured borrowing arrangement.

Under some circumstances, when the Company sells a participation in a wholly-owned loan receivable that it services, it retains loan-servicing rights, and records a servicing asset that is initially measured at fair value. As quoted market prices are generally not available for these assets, the Company estimates fair value based on the present value of future expected cash flows associated with the loan receivable. The Company amortizes servicing assets over the life of the associated receivable using the interest method. Any gain or loss recognized on the sale of a loan receivable depends in part on both the previous carrying amount of the financial asset involved in the sale, allocated between the asset sold and the interest that continues to be held by the Company based on its relative fair value at the date of transfer, and the proceeds received.

Property and Equipment

The Company states its furniture, fixtures, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization. Management computes depreciation on a straight-line basis over the estimated useful lives of the assets. The useful lives of the Company’s assets range from three to seven years.

Debt Issuance Costs

The Company’s debt consists of borrowings from financial institutions and obligations to investors incurred through the sale of investor notes. Management presents debt net of debt issuance costs, and amortizes debt issuance costs into interest expense over the contractual terms of the debt using the straight-line method.

10Q as of September 30, 2021	F-19

Employee Benefit Plan

The Company records contributions to the qualified employee retirement plan as compensation cost in the period incurred.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Therefore, the Company passes through its income and expenses to its members for tax reporting purposes.

Tesoro Hills, LLC, is a joint venture in which the Company has an investment. Tesoro Hills, according to its operating agreement, has elected to be treated as a partnership for income tax purposes.

The Company and MP Securities are subject to a California LLC fee.

The Company uses a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken in a tax return. The Company recognizes benefits from tax positions in the consolidated financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Management derecognizes previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold in the first subsequent financial reporting period in which that threshold is no longer met.

New accounting guidance

Adoption of New Accounting Standards

In March 2020, various regulatory agencies issued an interagency statement on loan modifications and reporting for financial institutions working with borrowers affected by the Coronavirus. The interagency statement was effective immediately and impacted accounting for loan modifications. Under Accounting Standards Codification 310-40, “Receivables – Troubled Debt Restructurings by Creditors,” (“ASC 310-40”), a restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The agencies confirmed with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-

10Q as of September 30, 2021	F-20

19 to borrowers who were current prior to any relief, are not to be considered TDRs. This includes short-term (e.g., six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented. The effects of the implementation of this guidance are disclosed in Note 4: Loans Receivable and Allowance for Loan Losses.

Accounting Standards Pending Adoption

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The guidance requires companies to apply the requirements in the year of adoption through cumulative adjustment with some aspects of the update requiring a prospective transition approach.

In October 2019, the FASB adopted a two-bucket approach to stagger the effective date for the credit losses standard for the fiscal years beginning after December 31, 2022 for certain entities, including certain Securities and Exchange Commission filers, public business entities, and private companies. As a smaller reporting company, the Company is eligible for the delay. The Company’s preliminary evaluation indicates the provisions of ASU No. 2016-13 are expected to affect the level of the allowance for loan losses on the Company’s consolidated financial statements. Management has gathered all necessary data and reviewed potential methods to calculate the expected credit losses. The Company will use a third-party software solution to assist with the adoption of the standard. Management is currently calculating sample expected loss computations and developing the allowance methodology and assumptions that the Company will use under the new standard.

Note 2: Pledged Cash and Restricted Cash

Under the terms of its debt agreement, the Company has the ability to pledge cash as collateral for its borrowings. At December 31, 2020, the Company held no pledged cash.  At September 30, 2021, the Company had $10 thousand in cash pledged as collateral for its secured borrowings.  See Note 3: Related Party Transactions for additional details.  This is included in restricted cash in the table below.

10Q as of September 30, 2021	F-21

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position to the amounts reported in the statements of cash flows (dollars in thousands):

	September 30,		December 31,
	2021	2020	2020
Cash and cash equivalents	$16,515	$17,926	$21,922
Restricted cash	62	50	51
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$16,577	$17,976	$21,973

Amounts included in restricted cash comprise funds required to be set aside in the CRD account with FINRA, funds the Company has deposited with RBC Dain as clearing deposits, and cash maintained in an account with ACCU as collateral for its secured borrowings.  The Company may only use the CRD funds for certain fees charged by FINRA. These fees are to maintain the membership status of the Company or are related to the licensing of registered and associated persons of the Company.

Note 3: Related Party Transactions

Transactions with Equity Owners

Transactions with Evangelical Christian Credit Union (“ECCU”)

The tables below summarize transactions the Company conducts with ECCU, the Company’s largest equity owner.

Related party balances pertaining to the assets of the Company (dollars in thousands):

	September 30,	December 31,
	2021	2020
Total funds held on deposit at ECCU	$1,077	$7,414
Loan participations purchased from and serviced by ECCU	246	256

10Q as of September 30, 2021	F-22

Related party transactions of the Company (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Interest earned on funds held with ECCU	$—	$8	$1	$13
Interest income earned on loans purchased from ECCU	4	4	12	11
Loans sold to ECCU	—	—	—	1,164
Fees paid to ECCU from MP Securities Networking Agreement	2	5	3	7
Income from Successor Servicing Agreement with ECCU	2	2	7	7
Rent expense on lease agreement with ECCU	37	37	110	110

Loan participation interests purchased:

Management negotiated the pass-through interest rates on these loans on a loan-by-loan basis. Management believes these negotiated terms were equivalent to those that would prevail in an arm's length transaction. The Company did not purchase any loans from ECCU during the nine months ended September 30, 2021 and 2020.

Loans sold:

From time to time, the Company may sell loans to ECCU. On January 23, 2020, the Company sold an impaired loan to ECCU in order to recoup its recorded investment in the loan.  The Company sold no loans to ECCU during the nine-month period ended September 30, 2021.

Lease and Services Agreement:

The Company leases its corporate offices and purchases other facility-related services from ECCU pursuant to a written lease and services agreement. Management believes these terms are equivalent to those that prevail in arm's length transactions.

MP Securities Networking Agreement with ECCU:

MP Securities has entered into a Networking Agreement with ECCU pursuant to which MP Securities agreed to offer investment and insurance products and services to ECCU’s members that:

(1) ECCU or its Board of Directors has approved;

(2) comply with applicable investor suitability standards required by federal and state securities laws and regulations;

(3) are offered in accordance with National Credit Union Administration (“NCUA”) rules and regulations; and

10Q as of September 30, 2021	F-23

(4) comply with its membership agreement with Financial Industry Regulation Authority (“FINRA”).

The agreement provides that MP Securities will pay ECCU a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ECCU members. Either ECCU or MP Securities may terminate the Networking Agreement without cause upon thirty days prior written notice.

Successor Servicing Agreement with ECCU:

On October 5, 2016, the Company entered into a Successor Servicing Agreement with ECCU. This agreement obligates the Company to serve as the successor loan-servicing agent for certain mortgage loans designated by ECCU. The Company will service these loans in the event ECCU requests that the Company assume its obligation to act as the servicing agent for those loans. The original Agreement terminated in October 2019, and has converted to a month-to-month agreement.

Transactions with America’s Christian Credit Union (“ACCU”)

The Company has several related party agreements with ACCU, one of the Company’s equity owners. The following describes the nature and dollar amounts of the material related party transactions with ACCU.

Related party balances pertaining to the assets of the Company (dollars in thousands):

	September 30,	December 31,
	2021	2020
Total funds held on deposit at ACCU	$5,822	$7,846
Dollar amount of outstanding loan participations sold to ACCU and serviced by the Company	1,839	—
Amount owed on ACCU secured borrowings	10	—
Amount owed on ACCU line of credit	2,000	—
Loans pledged on ACCU line of credit	6,817	—

10Q as of September 30, 2021	F-24

Related party transactions of the Company (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Interest earned on funds held with ACCU	$4	$12	$16	$69
Loans sold to ACCU	—	1,307	1,000	1,307
Dollar amount of secured borrowings made from ACCU	10	—	10	—
Dollar amount of draws on ACCU line of credit	2,000	—	2,000	—
Interest expense on ACCU borrowings	2	—	2	—
Interest income earned on loans purchased from ACCU	—	14	—	42
Income from broker services provided to ACCU by MPS	12	8	34	26
Fees paid based on MP Securities Networking Agreement with ACCU	17	23	59	50

Loan participation interests purchased:

The Company negotiates pass-through interest rates on loan participation interests purchased from ACCU on a loan-by-loan basis. Management believes these terms are equivalent to those that prevail in arm's length transactions. The Company did not purchase any loans from ACCU during the nine months ended September 30, 2021 and 2020.

Loan participation interests sold:

From time to time, the Company sells loan participation interests in loans it originates and services to ACCU.  The Company negotiates pass-through interest rates on loan participation interests sold to ACCU on a loan-by-loan basis. Management believes these terms are equivalent to those that prevail in arm's length transactions.

Effective August 9, 2021, the Company entered into a Master Loan Participation Purchase and Sale Agreement (“the Master LP Agreement”) with ACCU, one of its credit union owners.  The Master LP Agreement is intended to facilitate the sale to ACCU of small participation interests in the Company’s originated loans.  As a part of any transaction conducted under the Master LP Agreement, the borrower of the loan being sold would become a member of ACCU, thereby meeting the requirements of NCUA regulations that govern loan participation purchases by credit unions. This will allow the Company to sell additional participations in the loan to other credit unions.

Sales made under the Master LP Agreement will be done on a recourse basis, requiring the Company to repurchase the participation interest in the event of default by the borrower.  Under a separate Deposit Control Agreement reached in conjunction with the Master LP Agreement, the Company will deposit cash on a one-to-one basis as collateral to secure the participation interest sold to ACCU.  This cash will be considered restricted cash.  The Company retains the ability to sell loan participation interests to ACCU outside of the Master LP Agreement.

10Q as of September 30, 2021	F-25

As of September 30, 2021, $10.0 thousand had been sold and was outstanding under this agreement.  This has been classified as secured borrowings on our balance sheet.  The Company has deposited $10.0 thousand in an account at ACCU as collateral for these borrowings.  These funds are considered restricted cash.

MP Securities Networking Agreement with ACCU:

MP Securities has entered into a Networking Agreement with ACCU pursuant to which MP Securities has agreed to offer investment and insurance products and services to ACCU’s members that:

(1) ACCU or its Board of Directors has approved;

(2) comply with applicable investor suitability standards required by federal and state securities laws and regulations;

(3) are offered in accordance with NCUA rules and regulations; and

(4) comply with its membership agreement with FINRA.

The agreement provides that MP Securities will pay ACCU a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ACCU members. Either ACCU or MP Securities may terminate the Networking Agreement without cause upon thirty days prior written notice.

Line of Credit:

On September 23, 2021, the Company entered into a Loan and Security Agreement with ACCU. The ACCU line of credit (“ACCU LOC”) is a $5.0 million short-term demand facility with a maturity date of September 23, 2022. See Note 10: Credit Facilities and Other Debt for additional terms and conditions. Management believes these terms are equivalent to those that prevail in arm's length transactions. As of September 30, 2021, there were $2.0 million in borrowings outstanding on the ACCU line of credit.

Transactions with Kane County Teachers Credit Union (“KCT”)

Our Board Chairperson, R. Michael Lee, serves as the Chief Executive Officer and President of KCT.

Related party balances pertaining to the assets of the Company (dollars in thousands):

	September 30,	December 31,
	2021	2020
Total funds held on deposit at KCT	$1,019	$1,019
Amount owed on KCT line of credit	—	—
Loans pledged on KCT line of credit	8,542	7,213

10Q as of September 30, 2021	F-26

Outstanding loan participations sold to KCT and serviced by the Company	4,423	1,844

Related party transactions of the Company (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Interest earned on funds held with KCT	$6	$6	$17	$16
Loans sold to KCT	1,575	—	2,647	—
Dollar amount of draws on KCT line of credit	—	—	3,825	—
Interest expense on KCT line of credit	9	—	40	—
Fees paid based on MP Securities Networking Agreement with KCT	17	—	23	—

Funds on deposit with KCT:

On January 13, 2020, the Company purchased $1.0 million of certificates of deposit from KCT. The certificates mature on October 13, 2021 and bear interest at a rate of 2.25%.  The certificates were not renewed when they matured.

Line of credit:

On September 30, 2020, the Company entered into a Loan and Security Agreement with KCT Credit Union, an Illinois state chartered financial institution. The KCT line of credit (“KCT LOC”) is a $7.0 million short-term demand facility with a maturity date of September 30, 2022.  See Note 10: Credit Facilities and Other Debt for additional terms and conditions. Management believes these terms are equivalent to those that prevail in arm's length transactions. As of September 30, 2021, there was no outstanding balance on the KCT LOC.

MP Securities Networking Agreement

MP Securities, the Company’s wholly-owned subsidiary, has entered into a Networking Agreement with KCT pursuant to which MP Securities agreed to offer investment and insurance products and services to KCT’s members that:

(1)	KCT or its Board of Directors has approved;
(2)	comply with applicable investor suitability standards required by federal and state securities laws and regulations;
(3)	are offered in accordance with NCUA rules and regulations; and
(4)	comply with its membership agreement with FINRA.

10Q as of September 30, 2021	F-27

The agreement provides that MP Securities pay KCT a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of KCT members. Either KCT or MP Securities may terminate the Networking Agreement without cause upon thirty days prior written notice.

Loan Participation Interests Sold

Occasionally the Company sells loan participation interests to KCT in the normal course of business. The Company retains the right to service these participation loans sold to KCT, and charges KCT a customary fee for servicing the loan. As of September 30, 2021, the Company services $4.4 million in loan participations that it has sold to KCT.

Transactions with Other Equity Owners

From time to time the Company will engage in transactions with other owners or related parties.

Related party balances pertaining to the assets of the Company (dollars in thousands):

	September 30,	December 31,
	2021	2020
Outstanding loan participations sold to UFCU and serviced by the Company	$4,287	$4,323
Outstanding loan participations sold to NFCU and serviced by the Company	4,952	1,863
Outstanding notes payable to officers and mangers	164	316

Loan Participation Interests

The Company has a Loan Participation Agreement with UNIFY Financial Credit Union (“UFCU”), an owner of both the Company’s Class A Common Units and Series A Preferred Units. Under this agreement, the Company sold UFCU a $5.0 million loan participation interest in one of its mortgage loan interests on August 14, 2013. As part of this agreement, the Company retained the right to service the loan, and it charges UFCU a fee for servicing the loan. Management believes the terms of the agreement are equivalent to those that prevail in arm's length transactions.

The Company has also entered into a Loan Participation Agreement with Navy Federal Credit Union (“NFCU”), an owner of both the Company’s Class A Common Units and Series A Preferred Units. Under this agreement, the Company sold NFCU a $5.0 million loan participation interest in one of its construction loans on March 20, 2020. As part of this agreement, the Company retained the right to service the loan, and it charges NFCU a fee for servicing the loan. Management believes the terms of the agreement are equivalent to those that prevail in arm's length transactions for similar agreements entered into by other credit unions.

10Q as of September 30, 2021	F-28

From time to time, the Company may purchase a loan participation interest from a related party. The Company and its related party will negotiate in good faith the terms and conditions of such a purchase and in accordance with the Company’s related party procedures and governance practices. Each party must approve such a purchase after full disclosure of the related party transaction and must include terms and conditions that would normally be included in arm’s length transactions conducted by independent parties.

Investor Notes Sold

From time to time, the Company’s Board and members of its executive management team have purchased investor notes from the Company or have purchased investment products through MP Securities. Investor notes payable owned by related parties totaled $164 thousand and $316 thousand at September 30, 2021 and December 31, 2020, respectively.

Transactions with Subsidiaries

The Company has entered into several agreements with its subsidiary, MP Securities. The Company eliminates the income and expense related to these agreements in the consolidated financial statements. MP Securities serves as the managing broker for the Company’s public and private placement note offerings. MP Securities receives compensation related to these broker dealer services ranging from 0.25% to 5.50% over the life of a note. The amount of the compensation depends on the length of the note and the terms of the offering under which MP Securities sold the note.

The Company also has entered into an Administrative Services Agreement with MP Securities. The Administrative Services Agreement provides services such as the use of office space, use of equipment, including computers and phones, and payroll and personnel services. The agreement stipulates that MP Securities will provide ministerial, compliance, marketing, operational, and investor relations-related services in relation to the Company’s investor note program. As stated above, the Company eliminates all intercompany transactions related to this agreement in its consolidated financial statements.

The Company’s subsidiary, MPF, serves as the collateral agent for the Company’s Secured Notes. The Company’s Prospectus for its 2021 Class A Notes and the private placement memorandum for the Company’s Secured Notes Offering describe the terms of these agreements. See Note 11: Investor Notes Payable to Part I, Item I “Financial Information” of this Report.

Related Party Transaction Policy

The Board has adopted a Related Party Transaction Policy to assist in evaluating transactions the Company may enter into with a related party. Under this policy, a majority of the members of the Company’s Board and majority of its independent Board members

10Q as of September 30, 2021	F-29

must approve a material transaction that it enters into with a related party. As a result, all transactions that the Company undertakes with an affiliate or a related party are entered into on terms believed by management to be no less favorable than are available from unaffiliated third parties. In addition, a majority of the Company’s independent Board members must approve these transactions.

Note 4: Loans Receivable and Allowance for Loan Losses

The Company’s loan portfolio comprises one segment – church loans. See “Note 1 – Loan Portfolio Segments and Classes” to Part I “Financial Information” of this Report. The loans fall into four classes:

•	wholly-owned loans for which the Company possesses the first collateral position;
•	wholly-owned loans that are either unsecured or for which the Company possesses a junior collateral position;
•	participated loans purchased for which the Company possesses the first collateral position; and
•	participated loans purchased for which the Company possesses a junior collateral position.

The Company makes all of its loans to various evangelical churches and related organizations, primarily to purchase, construct, or improve facilities. Loan maturities extend through 2036. The loan portfolio had a weighted average interest rate of 6.31% and 6.55% as of September 30, 2021 and December 31, 2020, respectively.

The table below is a summary of the Company’s mortgage loans owned (dollars in thousands):

	September 30,	December 31,
	2021	2020
Loans to evangelical churches and related organizations:
Real estate secured	$105,460	$118,203
Unsecured	128	144
Total loans	105,588	118,347
Deferred loan fees, net	(374)	(481)
Loan discount	(220)	(229)
Allowance for loan losses	(1,579)	(1,516)
Loans, net	$103,415	$116,121

10Q as of September 30, 2021	F-30

Allowance for Loan Losses

Management believes it has properly calculated the allowance for loan losses as of September 30, 2021 and December 31, 2020. The following table shows the changes in the allowance for loan losses for the nine months ended September 30, 2021 and the year ended December 31, 2020 (dollars in thousands):

	Nine months ended	Year ended
	September 30, 2021	December 31, 2020
Balance, beginning of period	$1,516	$1,393
Provision for loan loss	63	188
Charge-offs	—	(65)
Balance, end of period	$1,579	$1,516

The table below presents loans by portfolio segment (church loans) and the related allowance for loan losses. In addition, the table segregates loans and the allowance for loan losses by impairment methodology (dollars in thousands).

	Loans and Allowance for Loan Losses (by segment)
	As of
	September 30, 2021	December 31, 2020
Loans:
Individually evaluated for impairment	$7,842	$6,181
Collectively evaluated for impairment	97,746	112,166
Balance	$105,588	$118,347

Allowance for loan losses:
Individually evaluated for impairment	$476	$290
Collectively evaluated for impairment	1,103	1,226
Balance	$1,579	$1,516

10Q as of September 30, 2021	F-31

The Company has established a loan grading system to assist management in their analysis and supervision of the loan portfolio. The following tables summarize the credit quality indicators by loan class (dollars in thousands):

Credit Quality Indicators (by class)
As of September 30, 2021
	Wholly-Owned First	Wholly-Owned Junior	Participation First	Participation Junior	Total
Grade:
Pass	$73,318	$1,731	$372	$—	$75,421
Watch	22,225	30	70	—	22,325
Special mention	—	—	—	—	—
Substandard	5,674	1,665	—	—	7,339
Doubtful	503	—	—	—	503
Loss	—	—	—	—	—
Total	$101,720	$3,426	$442	$—	$105,588

Credit Quality Indicators (by class)
As of December 31, 2020
	Wholly-Owned First	Wholly-Owned Junior	Participation First	Participation Junior	Total
Grade:
Pass	$83,494	$1,789	$201	$—	$85,484
Watch	24,710	1,716	256	—	26,682
Special mention	—	—	—	—	—
Substandard	5,677	—	—	—	5,677
Doubtful	504	—	—	—	504
Loss	—	—	—	—	—
Total	$114,385	$3,505	$457	$—	$118,347

The following table sets forth certain information with respect to the Company’s loan portfolio delinquencies by loan class and amount (dollars in thousands):

Age Analysis of Past Due Loans (by class)
As of September 30, 2021
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or More and Still Accruing
Church loans:
Wholly-Owned First	$—	$6,250	$503	$6,753	$94,967	$101,720	$—
Wholly-Owned Junior	—	—	—	—	3,426	3,426	—
Participation First	—	—	—	—	442	442	—
Participation Junior	—	—	—	—	—	—	—
Total	$—	$6,250	$503	$6,753	$98,835	$105,588	$—

10Q as of September 30, 2021	F-32

Age Analysis of Past Due Loans (by class)
As of December 31, 2020
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or More and Still Accruing
Church loans:
Wholly-Owned First	$2,704	$—	$4,185	$6,889	$107,496	$114,385	$—
Wholly-Owned Junior	—	—	—	—	3,505	3,505	—
Participation First	—	—	—	—	457	457	—
Participation Junior	—	—	—	—	—	—	—
Total	$2,704	$—	$4,185	$6,889	$111,458	$118,347	$—

Impaired Loans

The following tables are summaries of impaired loans by loan class. The unpaid principal balance reflects the contractual principal outstanding on the loan. Included in the balance of impaired loans are troubled debt restructurings that have been performing and that the Company has upgraded to pass or watch since the date of the modification. The recorded investment reflects the unpaid principal balance less any interest payments that management has recorded against principal and less discounts taken (dollars in thousands):

10Q as of September 30, 2021	F-33

Impaired Loans (by class)	As of	As of
	September 30,	December 31,
	2021	2020
Wholly-Owned First
Recorded Investment with allowance	$476	$290
Recorded with no Allowance	9,379	9,632
Total Recorded Investment	$9,855	$9,922
Unpaid Principal Balance	$10,054	$10,146
Wholly-Owned Junior
Recorded Investment with allowance	$—	$—
Recorded with no Allowance	1,665	—
Total Recorded Investment	$1,665	$—
Unpaid Principal Balance	$1,685	$—
Participation First
Recorded Investment with allowance	$—	$—
Recorded with no Allowance	—	—
Total Recorded Investment	$—	$—
Unpaid Principal Balance	$—	$—
Participation Junior
Recorded Investment with allowance	$—	$—
Recorded with no Allowance	—	—
Total Recorded Investment	$—	$—
Unpaid Principal Balance	$—	$—
Total Impaired Loans
Recorded Investment with allowance	$476	$290
Recorded with no Allowance	11,044	9,632
Total Recorded Investment	$11,520	$9,922
Unpaid Principal Balance	$11,739	$10,146

Impaired Loans (by class)	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Wholly-Owned First
Average Recorded Investment	$9,859	$9,962	$9,889	$11,268
Interest Income Recognized	174	92	383	266
Wholly-Owned Junior
Average Recorded Investment	1,675	—	833	—
Interest Income Recognized	—	—	—	—
Participation First
Average Recorded Investment	—	—	—	296
Interest Income Recognized	—	—	—	11
Participation Junior
Average Recorded Investment	—	—	—	—
Interest Income Recognized	—	—	—	—
Total Impaired Loans
Average Recorded Investment	$11,534	$9,962	$10,721	$11,564
Interest Income Recognized	174	92	383	277

10Q as of September 30, 2021	F-34

A summary of nonaccrual loans by loan class is as follows (dollars in thousands):

Loans on Nonaccrual Status (by class)
	as of
	September 30, 2021	December 31, 2020
Church loans:
Wholly-Owned First	$6,177	$6,181
Wholly-Owned Junior	1,665	—
Participation First	—	—
Participation Junior	—	—
Total	$7,842	$6,181

Beginning in April 2020, the Company has taken measures to assist borrowers adversely affected by COVID-19 by deferring principal and/or interest payments. The concessions granted meet the qualifications under Section 4013 of the CARES Act. As a result, the Company has elected not to account for these modifications as troubled debt restructurings. The Company granted concessions to 35 borrowers, representing an outstanding loan principal balance of $47.8 million. As of December 31, 2020, three loans with a total outstanding principal balance of $13.2 million were still in the deferral period. As of September 30, 2021,  no loans were under CARES Act deferrals.

There were two loan modifications made during the nine-month period ended September 30, 2021 that qualified as a troubled debt restructuring. Prior to the loans being restructured, both loans had been granted deferrals under the CARES Act.  One loan modification made during the nine months ended September 30, 2020 qualified as a troubled debt restructuring.

10Q as of September 30, 2021	F-35

A summary of loans the Company restructured during the three and nine month periods ended September 30, 2021 and 2020 is as follows (dollars in thousands):

Troubled Debt Restructurings (by class)
	For the three months ended			For the nine months ended
	September 30, 2021		September 30, 2020	September 30, 2021	September 30, 2020
Church loans:
Wholly-Owned First
Number of Loans			—	2	1
Pre-Modification Outstanding Recorded Investment	$		$—	$5,387	$1,936
Post-Modification Outstanding Recorded Investment			—	5,387	1,955
Recorded Investment At Period End			—	5,343	1,947
Wholly-Owned Junior
Number of Loans		—	—	—	—
Pre-Modification Outstanding Recorded Investment		$—	$—	$—	$—
Post-Modification Outstanding Recorded Investment		—	—	—	—
Recorded Investment At Period End		—	—	—	—
Participation First
Number of Loans		—	—	—	—
Pre-Modification Outstanding Recorded Investment		$—	$—	$—	$—
Post-Modification Outstanding Recorded Investment		—	—	—	—
Recorded Investment At Period End		—	—	—	—
Participation Junior
Number of Loans		—	—	—	—
Pre-Modification Outstanding Recorded Investment		$—	$—	$—	$—
Post-Modification Outstanding Recorded Investment		—	—	—	—
Recorded Investment At Period End		—	—	—	—
Total
Number of Loans		—	—	2	1
Pre-Modification Outstanding Recorded Investment		$—	$—	$5,387	$1,936
Post-Modification Outstanding Recorded Investment		—	—	5,387	1,955
Recorded Investment At Period End		—	—	5,343	1,947

Troubled Debt Restructurings Defaulted (by class)
For the three months ended September 30, 2021
	Number of Loans	Recorded Investment
Troubled debt restructurings that subsequently defaulted:
Church loans:
Wholly-Owned First	1	$1,665
Wholly-Owned Junior	—	—
Participation First	—	—
Participation Junior	—	—
Total:

10Q as of September 30, 2021	F-36

Church loans	1	$1,665

Troubled Debt Restructurings Defaulted (by class)
For the nine months ended September 30, 2021
	Number of Loans	Recorded Investment
Troubled debt restructurings that subsequently defaulted:
Church loans:
Wholly-Owned First	1	$1,665
Wholly-Owned Junior	—	—
Participation First	—	—
Participation Junior	—	—
Total:
Church loans	1	$1,665

The Company has one restructured loan that is past maturity as of September 30, 2021. The Company has entered into a forbearance agreement with the borrower and is evaluating what actions it should undertake to protect its investment on this loan. One of the loans restructured during the nine months ended September 30, 2021 subsequently defaulted.

For loans modified in a troubled debt restructuring, the Company monitors borrower performance according to the terms of the restructure to determine whether there are any early indicators for future default. Management regularly evaluates loans modified in a troubled debt restructuring for potential further impairment and will make adjustments to the risk ratings and specific reserves associated with troubled debt restructurings as deemed necessary.

As of September 30, 2021, the Company has made no commitments to advance additional funds in connection with loans modified as troubled debt restructurings.

Note 5: Investments in Joint Venture

In December 2015, the Company finalized an agreement with Intertex Property Management, Inc., a California corporation, to enter into a joint venture to form Tesoro Hills, LLC (the “Valencia Hills Project”). The Valencia Hills Project is a joint venture that will develop and market property formerly classified by the Company as a foreclosed asset. In January 2016, the Company transferred ownership in the foreclosed asset to the Valencia Hills Project. In addition, the Company reclassified the carrying value of the property from foreclosed assets to an investment in a joint venture. The Company’s initial investment in the joint venture was $900 thousand. This amount was the carrying value in the foreclosed asset at December 31, 2015. The Company is obligated to fund 50% of the future expenses in the joint venture, while Intertex Property Management is responsible for the remaining 50%.  The Company has contributed $23 thousand to cover its share of expenses since the joint venture was formed.

10Q as of September 30, 2021	F-37

As of September 30, 2021 and December 31, 2020, the value of the Company’s investment in the joint venture was $884 thousand. Management’s impairment analysis of the investment as of September 30, 2021 has determined that the investment is not impaired.

Note 6: Revenue Recognition

The Company recognizes two primary types of revenue: interest income and non-interest income. The following tables reflect the Company’s non-interest income disaggregated by financial statement line item. Items outside of the scope of ASC 606 are noted as such (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Non-interest income, in scope of ASC 606
Broker-dealer fees and commissions	$175	$183	$677	$470
Gains on loan sales	6	21	25	61
Gain on sale of foreclosed assets	44	—	44	—
Lease income	—	17	—	47
Other non-interest income	2	2	7	7
Non-interest income, out of scope, ASC 606
Lending fees	46	43	152	113
Gain on debt extinguishment	—	2,400	2,398	2,400
Total non-interest income	$273	$2,666	$3,303	$3,098

The following table separates revenue from contracts with customers into categories that are based on the nature, amount, timing, and uncertainty of revenue and cash flows associated with each product and distribution channel. Non-interest revenue earned by the Company’s broker-dealer subsidiary, MP Securities, comprises securities commissions, sale of investment company shares, insurance product revenue, and advisory fee income. Securities commission revenue represents the sale of over-the-counter stock, unit investment trusts, and variable annuities. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date and is considered transactional revenue. The Company also earns revenue from the management of invested assets, which is recognized monthly, as earned, based on the average asset value, and is referred to as assets under management revenue (“AUM”).

10Q as of September 30, 2021	F-38

(dollars in thousands)	Three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Broker-dealer revenue
Securities commissions
Transactional	$25	$22	$104	$30
AUM	10	6	29	19
	35	28	133	49
Sale of investment company shares
Transactional	9	15	27	39
AUM	25	16	72	53
	34	31	99	92
Other insurance product revenue
Transactional	—	44	155	47
AUM	15	14	41	35
	15	58	196	82
Advisory fee income
Transactional	—	1	—	3
AUM	91	65	249	244
	91	66	249	247
Total broker-dealer revenue
Transactional	34	82	286	119
AUM	141	101	391	351
	$175	$183	$677	$470

10Q as of September 30, 2021	F-39

.Note 7: Loan Sales

A summary of loan participation sales and servicing assets are as follows (dollars in thousands):

	For the
	Nine months ended		Year ended
	September 30,		December 31,
	2021	2020	2020
Loan participation interests sold by the Company	$13,434	$16,533	$17,106
Total participation interests sold and serviced by the Company	45,706	38,699	37,962
Servicing income	137	104	143

Servicing Assets
Balance, beginning of period	$147	$100	$100
Additions:
Servicing obligations from sale of loan participations	38	85	99
Subtractions:
Amortization	(46)	(37)	(52)
Balance, end of period	$139	$148	$147

During the year ended December 31, 2020, the Company sold to ACCU two participations in loans it had previously purchased from ACCU. These participations totaled $1.6 million. During the year ended December 31, 2020, the Company sold back to ECCU one participation in a loan it had previously purchased from ECCU. This participation totaled $1.2 million.

ACCU Loan Participation Agreement

As detailed in Note 3: Related Party Transactions, effective August 9, 2021, the Company entered into a Master Loan Participation Purchase and Sale Agreement with ACCU. Sales made under the Master LP Agreement will be done on a recourse basis, requiring the Company to repurchase the participation interest in the event of default by the borrower.

During the nine months ended September 30, 2021, the Company sold one loan participation to ACCU under the provisions of the Master LP Agreement.  Due to the recourse provisions of the agreement, the $10 thousand participation sale is classified as a secured borrowing and is presented as part of term-debt on the Company’s balance sheet.

Note 8: Foreclosed Assets

The Company’s investment in foreclosed assets consisted of one property that was valued at $301 thousand at September 30, 2021 and December 31, 2020. There was no allowance for losses on foreclosed assets at September 30, 2021 and December 31, 2020. The

10Q as of September 30, 2021	F-40

Company did not record any provision for losses on foreclosed assets during the nine months ended September 30, 2021 and 2020.

During the nine months ended September 30, 2021, the Company sold a residential property it had acquired in a foreclosure action that had previously been completely written off.  The Company realized a gain of $44 thousand on this sale.

Expenses and income applicable to foreclosed assets include the following (dollars in thousands):

Foreclosed Asset Expenses (Income)	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Provision for losses	—	—	—	—
Operating expenses, net of income	—	—	21	8
	$—	$—	$21	$8

Note 9: Premises and Equipment

The table below summarizes our premises and equipment (dollars in thousands):

	As of
	September 30,	December 31,
	2021	2020

Furniture and office equipment	$522	$521
Computer system	214	214
Leasehold improvements	43	43
Total premises and equipment	779	778
Less accumulated depreciation and amortization	(595)	(559)
Premises and equipment, net	$184	$219

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Depreciation and amortization expense	$11	$13	$36	$39

Note 10: Credit Facilities and Other Debt

Details of the Company’s debt facilities as of September 30, 2021 are as follows (dollars in thousands):

10Q as of September 30, 2021	F-41

Nature of Borrowing	Interest Rate	Interest Rate Type	Amount Outstanding	Monthly Payment	Maturity Date	Amount of Loan Collateral Pledged	Amount of Cash Pledged
Term Loan	2.525%	Fixed	$33,898	$450	11/1/2026	$41,112	$—
KCT LOC	3.750%	Variable	—	—	9/30/2022	8,542	—
ACCU LOC	4.000%	Variable	2,000	—	9/23/2022	6,817	—
ACCU Secured	4.750%	Fixed	10	—	7/1/2026	—	10

Term-Debt Credit Facility

The Company has one secured term-debt credit facility. The facility is non-revolving and does not include an option to renew or extend additional credit. Additionally, the facility does not contain a prepayment penalty. Under the terms of the credit facility, the Company must maintain a minimum collateralization ratio of at least 120%. If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to meet its obligation to maintain a minimum collateralization ratio. The collateral securing the facility at September 30, 2021 and December 31, 2020 satisfied the 120% minimum ratio. As of September 30, 2021, the Company has only pledged qualifying mortgage loans as collateral on the credit facility. In addition, the credit facility includes a number of borrower covenants. The Company is in compliance with these covenants as of September 30, 2021 and December 31, 2020. On March 5, 2021, the Company made a $14.3 million principal prepayment on this facility and realized a $2.3 million gain on the extinguishment of debt as a result of this payment. The Company was in compliance with its covenants under the facility at the time of the payment.

Previously, the Company had another term-debt credit facility that carried the same terms as the term-debt credit facility it currently has. On September 25, 2020, the Company reached an agreement with the holder of the credit facility to pay off the entire outstanding contractual principal balance of $15.0 million. The Company realized a $2.4 million gain on the extinguishment of debt during the year ended December 31, 2020 as a result of this payment. The Company was in compliance with its covenants and its minimum collateralization ratio on the facility at the time of the payoff.

Future principal contractual payments of the Company’s term-debt during the twelve-month periods ending September 30, are as follows (dollars in thousands):

2022	$4,595
2023	4,720
2024	4,839
2025	4,964
2026	5,091
Thereafter	9,689
$33,898

10Q as of September 30, 2021	F-42

Paycheck Protection Program Loan

On April 27, 2020, MP Securities applied for and received a Paycheck Protection Program loan (“PPP Loan”) granted under the CARES Act in the amount of $111 thousand. According to the terms of the program, as administered by the Small Business Association (“SBA”), payments on the loan were deferred and deferred interest was capitalized into the principal balance of the loan. In addition, qualifying amounts of the principal balance of the loan and deferred interest were eligible to be forgiven if MP Securities retained employees and maintained salary levels for its existing employees. On March 5, 2021, the SBA forgave all principal and accrued interest due on this loan.

KCT Line of Credit

On September 30, 2020, Ministry Partners Investment Company, LLC, entered into a Loan and Security Agreement with KCT Credit Union, an Illinois state chartered financial institution (“KCT LOC”). The KCT LOC is a revolving $7.0 million short-term demand credit facility. The facility carried no outstanding balance at September 30, 2021. The interest rate on the facility is equal to the Prime Rate as published in the Wall Street Journal plus 0.50%. The interest rate on the KCT LOC was 3.75% on September 30, 2021. The KCT LOC automatically renews for one additional one-year term unless either party furnishes written notice at least thirty (30) days prior to the termination date that it does not intend to renew the agreement. As neither party furnished written notice to the other prior to the termination date, the KCT LOC was renewed for another one-year term.  Its new maturity date is September 30, 2022.

The Company may draw funds on the KCT LOC at any time until the line is fully drawn. However, the Company may only use the KCT LOC to warehouse loans until they are sold. Repayment of each advance is due one hundred and twenty (120) days after the advance is made or earlier in the event that a collateral loan becomes more than sixty (60) days delinquent and the Company fails to cure such deficiency. To secure its obligations under the KCT LOC, the Company has agreed to grant a priority first lien and security interest in certain of its mortgage loan investments and maintain a minimum collateralization ratio measured by taking outstanding balance of mortgage notes pledged under the facility as compared to the total amount of principal owed on the KCT LOC. The minimum ratio must equal at least 120%. The KCT LOC contains typical affirmative covenants for a credit facility of this nature. The Company was in compliance with these covenants at September 30, 2021. A total of $8.5 million and $7.2 million in loans were pledged on this facility as of September 30, 2021 and December 31, 2020, respectively.

ACCU Line of Credit

On September 23, 2021, Ministry Partners Investment Company, LLC, entered into a Loan and Security Agreement with ACCU (“ACCU LOC”). The ACCU LOC is a revolving $5.0 million short-term demand credit facility with a one-year maturity date of

10Q as of September 30, 2021	F-43

September 23, 2022. The facility carried an outstanding balance of $2.0 million at September 30, 2021. The interest rate on the facility is equal to the Prime Rate as published in the Wall Street Journal plus 0.75%. The interest rate on the ACCU LOC was 4.00% on September 30, 2021. This rate will be adjusted on January 10th each year to account for the current Prime Rate but cannot be adjusted below 4.00%.  The ACCU LOC will automatically renew for one additional one-year term unless either party furnishes written notice at least thirty (30) days prior to the termination date that it does not intend to renew the agreement.

The Company may draw funds on the ACCU LOC at any time until the line is fully drawn. All outstanding principal and interest amounts are due on the maturity date.  To secure its obligations under the ACCU LOC, the Company has agreed to grant a priority first lien and security interest in certain of its mortgage loan investments and maintain a minimum collateralization ratio measured by taking outstanding balance of mortgage notes pledged under the facility as compared to the total amount of principal owed on the ACCU LOC. The minimum ratio must equal at least 120%. The Company must also maintain minimum liquidity that equals or exceeds $10.0 million at all times during the term of the loan.  The ACCU LOC contains typical affirmative covenants for a credit facility of this nature. The Company was in compliance with these covenants at September 30, 2021. A total of $6.8 million in loans were pledged on this facility as of September 30, 2021.

ACCU Secured Borrowings

As detailed in Note 3: Related Party Transactions, on August 9, 2021, the Company entered into a Master Loan Participation Purchase and Sale Agreement with ACCU.  The participations sold under the Master LP Agreement are considered secured borrowings and are presented as such on the Company’s balance sheet.  $10 thousand in secured borrowings were outstanding under the Master LP Agreement as of September 30, 2021.  The contractual maturity of this borrowing is 2026.

Note 11: Investor Notes Payable

The table below provides information on the Company’s investor notes payable (dollars in thousands):

		As of		As of
		September 30, 2021		December 31, 2020
SEC Registered Public Offerings	Offering Type	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate

10Q as of September 30, 2021	F-44

Class 1 Offering	Unsecured	$3,873	4.16%	$9,010	3.94%
Class 1A Offering	Unsecured	32,392	3.70%	48,982	3.16%
2021 Class A Offering	Unsecured	16,696	2.80%	—	—%
Public Offering Total		$52,961	3.45%	$57,992	3.28%

Private Offerings	Offering Type
Subordinated Notes	Unsecured	$10,515	4.55%	$11,655	4.49%
Secured Notes	Secured	5,987	4.00%	6,580	3.99%
Private Offering Total		$16,502	4.35%	$18,235	4.31%

Total Investor Notes Payable		$69,463	3.66%	$76,227	3.53%
Investor Notes Payable Totals by Security	Offering Type
Unsecured Total	Unsecured	$63,476	3.63%	$69,647	3.48%
Secured Total	Secured	5,987	4.00%	6,580	3.99%

Future maturities for the Company’s investor notes during the twelve-month periods ending September 30, are as follows (dollars in thousands):

2022	$27,067
2023	7,373
2024	11,816
2025	8,049
2026	15,158
$69,463

Debt issuance costs related to the Company’s investor notes payable, net of amortization, were $76 thousand and $33 thousand at September 30, 2021 and December 31, 2020, respectively.

The notes are payable to investors who have purchased the securities. Notes pay interest at stated spreads over an index rate. At their option, the investor may reinvest the interest or have the interest paid to them. The Company may repurchase all or a portion of an outstanding note at any time at its sole discretion. In addition, the Company may permit an investor to redeem all or a portion of a note prior to maturity at its sole discretion.

SEC Registered Public Offerings

Class 1 Offering.

In January 2015, the Company registered its Class 1 Notes with the SEC. The Company discontinued the sale of its Class 1 Note Offering when it expired on December 31, 2017. The offering included two categories of notes, including a fixed interest note and a variable interest note. The Class 1 Notes contain restrictive covenants pertaining to paying dividends, making redemptions, acquiring, purchasing, or making certain payments, requiring the maintenance of minimum tangible net worth, limitations on the issuance of additional notes, and incurring of indebtedness. The Company is in compliance with these

10Q as of September 30, 2021	F-45

covenants as of September 30, 2021 and December 31, 2020. The Company issued the Class 1 Notes under a Trust Indenture entered into by and between the Company and U.S. Bank.

Class 1A Offering.

In February 2018, the Company launched its Class 1A Notes Offering. Pursuant to a Registration Statement declared effective on February 27, 2018, the Company registered $90 million of its Class 1A Notes in two series – fixed and variable notes. The Class 1A Notes are unsecured. The interest rate paid on the Fixed Series Notes is determined in reference to a Constant Maturity Treasury Index published by the U.S. Department of Treasury (“CMT Index”) in effect on the date that the note is issued plus a rate spread as described in the Company’s Class 1A Prospectus. The variable index in effect on the date the interest rate is set determines the interest rate paid on a Variable Series Note. The CMT Index refers to the Constant Maturity Treasury rates published by the U.S. Department of Treasury for actively traded Treasury securities. The variable index is equal to the 3-month LIBOR rate. The Company issued the Class 1A Notes under a Trust Indenture entered into by and between the Company and U.S. Bank.

2021 Class A Offering.

In January 2021, the Company launched its 2021 Class A Notes Offering. Pursuant to a Registration Statement declared effective on January 8, 2021, the Company registered $125 million of its 2021 Class A Notes in two series – fixed and variable notes. The 2021 Class A Notes are unsecured. Like the Class 1A Notes Offering, the interest rate paid on the Fixed Series Notes is determined in reference to a CMT Index published by the U.S. Department of Treasury in effect on the date that the note is issued plus a rate spread as described in the Company’s 2021 Class A Prospectus. The variable index in effect on the date the interest rate is set determines the interest rate paid on a Variable Series Note. The CMT Index refers to the Constant Maturity Treasury rates published by the U.S. Department of Treasury for actively traded Treasury securities. The variable index is equal to the 3-month LIBOR rate. The Company issued the 2021 Class A Notes under a Trust Indenture entered into by and between the Company and U.S. Bank.

Private Offerings

Series 1 Subordinated Capital Notes (“Subordinated Notes”).

In June 2018, the Company renewed the offer and sale of its Subordinated Notes initially launched in February 2013. The Company offers the notes pursuant to a limited private offering to qualified investors that meet the requirements of Rule 506 of Regulation D. The Company offers the Subordinated Notes with maturity terms from 12 to 60 months at an interest rate fixed on the date of issuance, as determined by the then current seven-day average rate reported by the U.S. Federal Reserve Board for interest rate swaps.

10Q as of September 30, 2021	F-46

Under the Subordinated Notes offering, the Company is subject to certain covenants, including limitations on restricted payments, limitations on the amount of notes that it can sell, restrictions on mergers and acquisitions, and proper maintenance of books and records. The Company was in compliance with these covenants at September 30, 2021 and December 31, 2020.

Secured Investment Certificates (“Secured Notes”).

In January 2015, the Company began offering Secured Notes under a private placement memorandum pursuant to the requirements of Rule 506 of Regulation D. Under this offering, the Company is authorized to offer up to $80.0 million in Secured Notes to qualified investors. On December 31, 2017, the Company terminated its 2015 Secured Note offering.

Effective as of April 30, 2018, the Company launched a new $80 million secured note offering. The Company issued the 2018 Secured Note offering pursuant to a Loan and Security Agreement. This agreement includes the same terms and conditions previously set forth in its 2015 Secured Note offering. The 2018 Secured Note offering terminated on April 30, 2020.

The Company secures these notes by pledging either cash or loans receivable as collateral. The collateralization ratio is 100% on the pledged cash and 105% on the pledged loans receivable. At September 30, 2021 and December 31, 2020, the loans receivable collateral securing the Secured Notes had an outstanding balance of $8.5 million and $9.1 million, respectively. The September 30, 2021 and December 31, 2020 collateral balances were sufficient to satisfy the minimum collateral requirement of the Secured Notes offering. As of September 30, 2021 and December 31, 2020, the Company did not have cash pledged for the benefits of the Secured Note holders.

Note 12: Commitments and Contingencies

Unfunded Commitments

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include un-advanced lines of credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The contractual amount of these commitments represents the Company’s exposure to credit loss. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

10Q as of September 30, 2021	F-47

The table below shows the outstanding financial instruments whose contract amounts represent credit risk (dollars in thousands):

	Contract Amount at:
	September 30, 2021	December 31, 2020
Undisbursed loans	$420	$2,774

Undisbursed loans are commitments for possible future extensions of credit to existing customers. These loans are sometimes unsecured and the borrower may not necessarily draw upon the line the total amount of the commitment. Commitments to extend credit are generally at variable rates.

Operating Leases

The Company has lease agreements for its offices in Brea and Fresno, California. The Company renewed its Brea office lease in January 2019 for an additional five-year term. The lease does not contain any additional options to renew. The Fresno office lease expires in March 2022. There are no options to renew this lease agreement. The Company has determined that both leases are operating leases. The Company used its incremental borrowing rates to determine the discount rates used in the asset calculations.

The table below presents information regarding our existing operating leases (dollars in thousands):

	For the
	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2021	2020	2021	2020	2020
Lease cost
Operating lease cost	$43	$44	$130	$131	$174
Other information
Cash paid for operating leases	43	43	130	127	169
Right-of-use assets obtained in exchange for operating lease liabilities	—	—	—	53	53
Weighted average remaining lease term (in years)	1.92	2.79	1.92	2.79	2.87
Weighted-average discount rate	4.65%	4.60%	4.65%	4.60%	4.64%

10Q as of September 30, 2021	F-48

Future minimum lease payments and lease costs for the twelve months ending September 30, are as follows (dollars in thousands):

	Lease Payments	Lease Costs
2022	$163	$160
2023	154	146
2024	39	37
Total	$356	$343

Note 13: Preferred and Common Units under LLC Structure

Holders of the Series A Preferred Units are entitled to receive a quarterly cash dividend that is 25 basis points higher than the one-year LIBOR rate in effect on the last day of the calendar month for which the preferred return is approved. The UK Financial Conduct Authority announced on December 4, 2020 that the USD LIBOR for 1, 3, 6, and 12 months will no longer be published after June 30, 2023. The Company is currently reviewing and evaluating alternatives that may be used to replace the index. When an appropriate alternative index is determined the Series A Preferred Units Certificate may need to be amended to provide for use of the new index. In addition to the quarterly cash dividend, the Company has also agreed to set aside an annual amount equal to 10% of its net profits earned for any year, after subtracting from profits the quarterly Series A Preferred Unit dividends paid, for distribution to its Series A Preferred Unit holders.

The Series A Preferred Units have a liquidation preference of $100 per unit and have no voting rights. They are also subject to redemption in whole or in part at the Company’s election on December 31 of any year for an amount equal to the liquidation preference of each unit, plus any accrued and declared but unpaid quarterly dividends and preferred distributions on such units. The Series A Preferred Units have priority as to earnings and distributions over the Common Units. The resale of the Company’s Series A Preferred Units and Common Units are subject to the Company’s first right of refusal to purchase units proposed to be transferred. Upon the Company’s failure to pay quarterly dividends for four consecutive quarters, the holders of the Series A Preferred Units have the right to appoint two managers to the Company’s Board of Managers.

The Class A Common Units have voting rights, but have no liquidation preference or rights to dividends, unless declared.

10Q as of September 30, 2021	F-49

Note 14: Retirement Plans

401(k)

All of the Company’s employees are eligible to participate in the Automated Data Processing, Inc. (“ADP”) 401(k) plan effective as of the date their employment commences. No minimum service is required and the minimum age is 21. Each employee may elect voluntary contributions not to exceed 86% of salary, subject to certain limits based on U.S. tax law. The plan has a matching program, which qualifies as a Safe Harbor 401(k) plan. As a Safe Harbor Section 401(k) plan, the Company matches each eligible employee’s contribution, dollar for dollar, up to 3% of the employee’s compensation, and 50% of the employee’s contribution that exceeds 3% of their compensation, up to a maximum contribution of 5% of the employee’s compensation. Company matching contributions for the nine months ended September 30, 2021 and 2020 were $54 thousand and $60 thousand, respectively.

Profit Sharing

The profit-sharing plan is for all employees who, at the end of the calendar year, are at least 21 years old, still employed, and have at least 900 hours of service during the plan year. The Company’s Board of Managers determines the amount annually contributed on behalf of each qualified employee. The Company determines the amount by calculating it as a percentage of the eligible employee's annual earnings. Plan forfeitures are used to reduce the Company’s annual contribution. The Company did not make or approve a profit-sharing contribution for the nine months ended September 30, 2021 or 2020.

Note 15: Fair Value Measurements

Fair Value Measurements Using Fair Value Hierarchy

The Company classifies measurements of fair value within a hierarchy based upon inputs that give the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs include:
o	quoted prices for similar assets and liabilities in active markets,
o	quoted prices for identical assets and liabilities in inactive markets,

10Q as of September 30, 2021	F-50

o	inputs that are observable for the asset or liability (such as interest rates, prepayment speeds, credit risks, etc.);
o	or inputs that are derived principally from or corroborated by observable market data by correlation or by other means.
•	Level 3 inputs are unobservable and reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Fair Value of Financial Instruments

The following tables show the carrying amounts and estimated fair values of the Company’s financial instruments (dollars in thousands):

		Fair Value Measurements at September 30, 2021 using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
FINANCIAL ASSETS:
Cash and restricted cash	$16,577	$16,577	$—	$—	$16,577
Certificates of deposit	1,000	—	1,000	—	1,000
Loans, net	103,415	—	—	104,726	104,726
Investment in joint venture	884	—	—	884	884
Accrued interest receivable	635	—	—	635	635
FINANCIAL LIABILITIES:
Lines of credit	$2,000	$—	$—	$2,000	$2,000
Term-debt	33,898	—	—	29,318	29,318
Secured borrowings	10	—	—	12	12
Investor notes payable	69,387	—	—	70,364	70,364
Other financial liabilities	419	—	—	419	419

10Q as of September 30, 2021	F-51

		Fair Value Measurements at December 31, 2020 using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
FINANCIAL ASSETS:
Cash and restricted cash	$21,973	$21,922	$—	$—	$21,922
Certificates of deposit	1,761	—	1,779	—	1,779
Loans, net	116,121	—	—	115,477	115,477
Investment in joint venture	884	—	—	884	884
Accrued interest receivable	798	—	—	798	798
FINANCIAL LIABILITIES:
Term-debt	$51,516	$—	$—	$43,832	$43,832
Investor notes payable	76,194	—	—	78,262	78,262
Other financial liabilities	513	—	—	513	513

Management uses judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at September 30, 2021 and December 31, 2020.

The Company used the following methods and assumptions to estimate the fair value of financial instruments:

Cash – The carrying amounts reported in the balance sheets approximate fair value for cash.

Certificates of deposit – Management estimates fair value by using a present value discounted cash flow with a discount rate approximating the current market rate for similar assets. Management classifies certificates of deposits as Level 2 of the fair value hierarchy.

Loans – Management estimates fair value by discounting the future cash flows of the loans. The discount rate the Company uses is the current average rates at which it would make loans to borrowers with similar credit ratings and for the same remaining maturities.

Investments – Management estimates fair value by analyzing the operations and marketability of the underlying investment to determine if the investment is other-than-temporarily impaired.

Investor Notes Payable – Management estimates the fair value of fixed maturity notes by discounting the future cash flows of the notes. The discount rate the Company uses is the rates currently offered for investor notes payable of similar remaining maturities. Company

10Q as of September 30, 2021	F-52

management estimates the discount rate by using market rates that reflect the interest rate risk inherent in the notes.

Term-debt – Management estimates the fair value of borrowings from financial institutions discounting the future cash flows of the borrowings. The discount rate the Company uses is the current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance Sheet Instruments – Management determines the fair value of loan commitments on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counterparties' credit standing. The fair value of loan commitments is insignificant at September 30, 2021 and December 31, 2020.

Fair Value Measured on a Nonrecurring Basis

The Company measures certain assets at fair value on a nonrecurring basis. On these assets, the Company only makes fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the fair value of assets measured on a nonrecurring basis (dollars in thousands):

	Fair Value Measurements Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets at September 30, 2021:
Collateral-dependent impaired loans (net of allowance and discount)	$—	$—	$7,290	$7,290
Investment in joint venture	—	—	884	884
Foreclosed assets (net of allowance)	—	—	301	301
Total	$—	$—	$8,475	$8,475

Assets at December 31, 2020:
Collateral-dependent impaired loans (net of allowance and discount)	$—	$—	$5,815	$5,815
Investments in joint venture	—	—	884	884
Foreclosed assets (net of allowance)	—	—	301	301
Total	$—	$—	$7,000	$7,000

Impaired Loans

The Company measures impaired loans at fair value on a nonrecurring basis. Once a loan is considered impaired, the fair value is measured using one of several methods, including collateral liquidation value, the market value of similar debt, or discounted cash flows. Most often management uses the fair value of the underlying real estate collateral to value

10Q as of September 30, 2021	F-53

impaired loans. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs.

Foreclosed Assets

The Company initially records real estate acquired through foreclosure or other proceedings (foreclosed assets) at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost. After foreclosure, management periodically performs valuations on foreclosed assets. The Company carries foreclosed assets held for sale at the lower of cost or fair value, less estimated costs of disposal. The fair values of real properties initially are determined based on appraisals. In some cases, management adjusts the appraised values for various factors including age of the appraisal, age of comparable properties included in the appraisal, and known changes in the market or in the collateral. The Company makes subsequent valuations of the real properties based either on management estimates or on updated appraisals. If management makes significant adjustments to appraised values based on unobservable inputs, the Company categorizes foreclosed assets under Level 3. Otherwise, if management bases the foreclosed assets’ value on recent appraisals and the only adjustments made are for known contractual selling costs, the Company will categorize the foreclosed assets under Level 2.

The table below summarizes the valuation methodologies used to measure the fair value adjustments for Level 3 assets recorded at fair value on a nonrecurring basis (dollars in thousands):

September 30, 2021
Assets	Fair Value (in thousands)	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired Loans	$7,290	Discounted appraised value	Selling cost / Estimated market decrease	21% - 81% (22%)
Investment in joint venture	884	Internal evaluations	Estimated future market value	0% (0%)
Foreclosed Assets	301	Internal evaluations	Selling cost	6% (6%)

December 31, 2020
Assets	Fair Value (in thousands)	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$5,815	Discounted appraised value	Selling cost / Estimated market decrease	21% - 81% (23%)
Investments in joint venture	884	Internal evaluations	Estimated future market value	0% (0%)
Foreclosed assets	301	Internal evaluations	Selling cost	6% (6%)

10Q as of September 30, 2021	F-54

Note 16: Income Taxes and State LLC Fees

MPIC is subject to a California gross receipts LLC fee of approximately $12,000 per year, and the state minimum franchise tax of $800 per year. MP Securities is subject to a California gross receipts LLC fee of approximately $6,000 and the state minimum franchise tax of $800 per year.

MP Realty incurred a tax loss for the years ended December 31, 2020 and 2019, and recorded a provision of $800 per year for the state minimum franchise tax. For the years ended December 31, 2020 and 2019, MP Realty has federal and state net operating loss carryforwards of approximately $431 thousand and $430 thousand, respectively, which begin to expire in 2030. Management assessed the realizability of the deferred tax asset and determined that a 100% valuation against the deferred tax asset was appropriate at September 30, 2021 and December 31, 2020.

Tax years ended December 31, 2017 through December 31, 2020 remain subject to examination by the Internal Revenue Service and the tax years ended December 31, 2016 through December 31, 2020 remain subject to examination by the California Franchise Tax Board and various other state jurisdictions.

Note 17: Segment Information

The Company's reportable segments are strategic business units that offer different products and services. The Company manages the segments separately because each business requires different management, personnel proficiencies, and marketing strategies.

The Company has two reportable segments that represent the primary businesses reported in the consolidated financial statements: the finance company (the parent company), and the investment advisor and insurance firm (MP Securities). The finance company segment uses funds from the sale of debt securities, income from operations, and the sale of loan participations to originate or purchase mortgage loans. The finance company also services loans. MP Securities generates fee income by selling debt securities and other investment and insurance products, as well as providing investment advisory and financial planning services.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. Management accounts for intersegment revenues and expenses at amounts that assume the Company entered into the transaction with unrelated third parties at the current market prices at the time of the transaction. Management evaluates the performance of each segment based on net income or loss before provision for income taxes and LLC fees.

10Q as of September 30, 2021	F-55

Financial information with respect to the reportable segments is as follows (dollars in thousands):

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenue from external sources
Finance Company	$1,803	$4,514	$7,865	$9,002
Broker Dealer	175	182	789	476
Adjustments / Eliminations	—	—	—	—
Total	$1,978	$4,696	$8,654	$9,478

Revenue from internal sources
Finance Company	$—	$—	$—	$—
Broker Dealer	242	227	741	726
Adjustments / Eliminations	(242)	(227)	(741)	(726)
Total	$—	$—	$—	$—

Total non-interest expense and provision for tax
Finance Company	$740	$1,185	$2,829	$2,923
Broker Dealer	315	289	1,003	895
Other Segments	30	1	30	1
Adjustments / Eliminations	(30)	—	(30)	—
Total	$1,055	$1,475	$3,832	$3,819

Net profit (loss)
Finance Company	$(24)	$1,852	$1,384	$1,601
Broker Dealer	103	120	527	307
Other Segments	(30)	(1)	(30)	(1)
Adjustments / Eliminations	24	21	87	128
Total	$73	$1,992	$1,968	$2,035

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
Total assets
Finance Company	$119,881	$139,410
Broker Dealer	3,551	3,187
Other Segments	408	576
Adjustments / Eliminations	(54)	(80)
Total	$123,786	$143,093

10Q as of September 30, 2021	F-56

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion compares the results of operations for the three and nine month periods ended September 30, 2021 and 2020. It should be read in conjunction with our December 31, 2020 Annual Report on Form 10-K and the accompanying unaudited financial statements and Notes set forth in this report.

SAFE HARBOR CAUTIONARY STATEMENT

This Form 10-Q contains forward-looking statements regarding Ministry Partners Investment Company, LLC and our wholly-owned subsidiaries, MPF, MP Realty, MPC, and MP Securities, including, without limitation, statements regarding our expectations with respect to revenue, credit losses, levels of non-performing assets, expenses, earnings and other measures of financial performance. Statements that are not statements of historical facts may be deemed to be forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “should,” “seek,” “will,” and similar expressions are intended to identify these forward-looking statements but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management.

These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are subject to change based upon various factors (many of which are beyond our control). Such risks, uncertainties, and other factors that could cause our financial performance to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to, the risks set forth in our Annual Report on Form 10-K for the year ended December 31, 2020.

As used in this quarterly report, the terms “we”, “us”, “our” or the “Company” means Ministry Partners Investment Company, LLC and our wholly-owned subsidiaries, MPF, MP Realty, MP Securities, and MPC.

10Q as of September 30, 2021                                                                                                        3

OVERVIEW

As the effects of the worldwide pandemic begin to lessen in severity, we  continue to observe signs of an economic recovery in the United States, with jobs, consumer spending, manufacturing, and other indicators rebounding from their weakest levels. However, there have been concerns about the emergence of resistant or more contagious strains of the virus. It is unknown if these additional strains will slow or reverse the economic recovery. Due to these factors, we believe that economic uncertainty remains that could impact our ministry borrowers and financial results.

For the nine months ended September 30, 2021, the Company generated $2 million in net income. During this period the most significant factor in generating net income was a $2.4 million gain on debt extinguishment resulting from an early paydown of a credit facility.  For the three-month period ended September 30, 2021,  we  had net income of  $73 thousand.

10Q as of September 30, 2021                                                                                                        4

Financial Condition

This discussion focuses on the overall performance of our consolidated balance sheet.

Comparison of Financial Condition on September 30, 2021 and December 31, 2020

			Comparison
	2021	2020	$ Difference	% Difference
	(Unaudited)	(Audited)
	(dollars in thousands)
Assets:
Cash	$16,515	$21,922	$(5,407)	(25%)
Restricted cash	62	51	11	22%
Certificates of deposit	1,000	1,761	(761)	(43%)
Loans receivable, net of allowance for loan losses of $1,579 and $1,516 as of September 30, 2021 and December 31, 2020, respectively	103,415	116,121	(12,706)	(11%)
Accrued interest receivable	635	798	(163)	(20%)
Investment in joint venture	884	884	—	—%
Property and equipment, net	184	219	(35)	(16%)
Foreclosed assets, net	301	301	—	—%
Servicing assets	139	147	(8)	(5%)
Other assets	651	889	(238)	(27%)
Total assets	$123,786	$143,093	$(19,307)	(13%)
Liabilities and members’ equity
Liabilities:
Lines of credit	$2,000	$—	$2,000	100%
Term-debt	33,898	51,516	(17,618)	(34%)
Other secured borrowings	10	—	10	100%
Investor notes payable, net of debt issuance costs of $76 and $33 as of September 30, 2021 and December 31, 2020, respectively	69,387	76,194	(6,807)	(9%)
Accrued interest payable	213	312	(99)	(32%)
Other liabilities	3,639	2,163	1,476	68%
Total liabilities	109,147	130,185	(21,038)	(16%)
Members' Equity:
Series A preferred units	11,715	11,715	—	—%
Class A common units	1,509	1,509	—	—%
Accumulated equity (deficit)	1,415	(316)	1,731	(548%)
Total members' equity	14,639	12,908	1,731	13%
Total liabilities and members' equity	$123,786	$143,093	$(19,307)	(13%)

On March 5, 2021, the Company negotiated a discounted partial paydown of principal of $14.3 million on our term loan. This resulted in a gain on debt extinguishment of $2.3 million. In addition, the Company received debt forgiveness of $112 thousand on the entire unpaid balance and accrued interest on its PPP Loan granted under the CARES Act. The discounted partial paydown was the primary cause of a 13% decrease in our total assets,  and the two transactions extinguished a combined $14.4 million in term-debt. We funded the debt payoff through existing cash we set aside in previous periods for this type

10Q as of September 30, 2021                                                                                                        5

of opportunity, as well as raising cash from our loans receivable portfolio. Despite the debt extinguishment described above, cash only decreased $5.4 million as detailed further below.

To maintain a liquid balance sheet, we intend to sell participation interests in the majority of our new loan originations. For the nine months ended September 30, 2021, we funded $12.0 million in loans receivable and sold participation interests in loans receivable of $13.4 million during the same period. We also received $11.4 million in loan principal collections during the year, mostly due to early loan payoffs from borrowers who refinanced elsewhere. Therefore, our loan portfolio provided $12.8 million in cash during the nine months ended September 30, 2021.

Our investor notes payable consist of debt securities sold under publicly registered security offerings as well as notes sold in private placement offerings. For the nine months ended September 30, 2021, net investor notes payable decreased $6.8 million. This decrease was primarily due to planned withdrawals or non-renewals from a few institutional clients. Over the last several years, we have expanded our investor note sale program by building relationships with other faith-based organizations whereby we can offer our various investor note products to these organizations and the ministries they serve. Concurrently, MP Securities continues to increase its retail customer base through client referrals and its networking agreements with key strategic partners.

For the nine months ended September 30, 2021, we had net income of $2 million.  Our total members’ equity increased 13% to $14.6 million for the nine months ended September 30, 2021, which resulted in a capital to asset ratio of 11.8%.

10Q as of September 30, 2021                                                                                                        6

Liquidity and Capital Resources

In response to the economic uncertainty created from the COVID-19 pandemic, management began to generate liquidity by selling participation interests in its loans receivable during 2020. In 2021, the Company has continued to pursue this strategy and generated $13.4 million in cash from loan sales for the nine months ended September 30, 2021. This model allows us to acquire loans with little liquidity deployment while still allowing the Company to fulfill one of its key missional objectives of providing financing to Christian churches and ministries. An additional liquidity tool we use in conjunction with our loan participation sales is a $7.0 million warehouse line of credit (“KCT LOC”) with KCT Credit Union, an Elgin, Illinois credit union, for the specific purpose of funding loan originations, and offering participation interests in these loans through a short-term credit facility. This facility allows us to warehouse loan originations until we sell participations in these loans. We must repay each advance within one hundred twenty (120) days after receiving the advance. As of September 30, 2021, we had no outstanding balance on the KCT LOC.

To provide further liquidity, on September 23, 2021, the Company entered into a Loan and Security Agreement with ACCU (“ACCU LOC”). The ACCU LOC is a revolving $5.0 million short-term demand credit facility with a one-year maturity date of September 23, 2022. As of September 30, 2021, we had an outstanding balance of $2.0 million on this facility. The Company does not have any restrictions on how the funds may be used for this facility.

If necessary, we will raise additional cash through loan and investor note sales to keep sufficient levels of cash available to meet our debt obligations to investors. Because the Company was successful in raising cash from loan repayments, sales of loan participations, and its use of short-term credit facilities, we were able to take advantage of the opportunity to pay down term debt at a discount, as described above. Despite this paydown, the Company is still operating with cash levels above its Board-approved policy. Cash, restricted cash, and certificates of deposit were $17.6 million as of September 30, 2021 and our liquidity ratio was 21%. Our liquidity policy, established by our Board of Managers, sets a minimum liquidity ratio and provides contingency protocols if our liquidity falls below the minimum. Our liquidity ratio was above the minimum set by our policy as of September 30, 2021.

Due to management’s desire to maintain staff levels during the beginning of the pandemic, we applied for and received a PPP loan of $111 thousand. During the nine months ended September 30, 2021, the Company received the SBA’s forgiveness of the entire principal balance and accrued interest on the PPP loan.

The paydown of the term-debt had a significant impact on our net income for the nine months ended September 30, 2021. Combined with the forgiveness of the PPP loan, the Company reported $2.4 million in gains on the extinguishment of debt. In addition to

10Q as of September 30, 2021                                                                                                        7

producing income, the early paydown of the term-debt significantly reduces the size of the balloon payment required to pay off the facility in November 2026. The current estimated balloon payment is approximately $9.7 million.

Debt Securities

Historically, we have been successful in generating reinvestments by our debt security holders when the notes they hold mature. Our note renewal rate decreased from 66% in the second quarter 2021 to 54% in the third quarter 2021. This was due to planned withdrawals from two institutional investors. Other than these expected withdrawals, our note renewals remain strong, and our advisory team continues to expand their clientele, which has also increased new note sales.

The table below shows the renewal rates of our maturing notes over the last three years ended December 31:

2020	60%
2019	75%
2018	62%

The renewal rate for the quarter ended September 30, 2021 as compared to September 30, 2020 is as follows:

•	Three-month period ended September 30, 2021: 54%
•	Three-month period ended September 30, 2020: 64%

Credit Facilities and Other Borrowings

Historically, we have funded a significant portion of our balance sheet through term-debt. However, due to recent debt reductions described above, the portion of our balance sheet funded through term-debt has been reduced significantly over the last nine months. Because the term loan has a fixed rate until maturity in 2026, it provides a stable cost of funds. The table below is a summary of the Company’s $35.9 million in outstanding debt payable as of September 30, 2021 (dollars in thousands):

Nature of Borrowing	Interest Rate	Interest Rate Type	Amount Outstanding	Monthly Payment	Maturity Date	Amount of Loan Collateral Pledged	Amount of Cash Pledged
Term Loan	2.525%	Fixed	$33,898	$450	11/1/2026	$41,112	$—
KCT LOC	3.750%	Variable	—	—	9/30/2022	8,542	—
ACCU LOC	4.000%	Variable	2,000	—	9/23/2022	6,817	—
ACCU Secured	4.750%	Fixed	10	—	7/1/2026	—	10

We cannot borrow additional funds on the term loan; therefore, we will need to replace any principal paid on the facility through another source. To pay down our term loan, we intend to rely on the Company’s earnings, the debt securities we sell, net cash flow from

10Q as of September 30, 2021                                                                                                        8

our loans receivable portfolio, and the $5 million revolving ACCU LOC. We can also utilize the KCT LOC from which we can draw up to $7 million to facilitate warehousing new loan originations until we can sell loan participations in those loans. Each draw on the KCT LOC has a term of 120 days. The ACCU secured borrowing is a loan participation sale that is classified as a secured borrowing and will pay down as the loan amortizes.

The following table shows the maturity schedule of our term-debt for the next five years and thereafter as of September 30, 2021 (dollars in thousands):

2022	$4,595
2023	4,720
2024	4,839
2025	4,964
2026	5,091
Thereafter	9,689
$33,898

Debt Covenants

Under our credit facility agreements and our investor note documents, we are obligated to comply with certain affirmative and negative covenants. Failure to comply with our covenants could require all interest and principal to become due. As of September 30, 2021, we are following our covenants on our investor notes payable, term-debt credit facility, KCT LOC, and ACCU LOC.

•	For additional information regarding our investor notes payable, refer to “Note 11. Investor Notes Payable”, to Part I “Financial Information” of this Report.
•	For additional information on our credit facilities, refer to “Note 10. Credit Facilities”, to Part I “Financial Information” of this Report.

10Q as of September 30, 2021                                                                                                        9

Results of Operations: September 30, 2021

The analysis below describes the Company’s results of operations for the three and nine month periods ended September 30, 2021 compared to the three and nine month periods ended September 30, 2020.

Net Interest Income and Net Interest Margin

Historically, our earnings have primarily depended upon our net interest income.

•	Net interest income is the difference between the interest income we receive from our loans and cash on deposit (“interest-earning assets”) and the interest paid on our debt securities and term debt.
•	Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

10Q as of September 30, 2021                                                                                                        10

The following table provides information, for average outstanding balances for each major category of interest earnings assets and interest-bearing liabilities, the interest income or interest expense, and the average yield or rate for the periods indicated:

	Average Balances and Rates/Yields
	For the Three Months Ended September 30,
	(Dollars in Thousands)
	2021			2020
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning accounts with other financial institutions	$14,361	$10	0.28%	$28,353	$26	0.36%
Interest-earning loans [1]	99,647	1,739	6.92%	116,796	2,004	6.81%
Total interest-earning assets	114,008	1,749	6.09%	145,149	2,030	5.55%
Non-interest-earning assets	8,988	—	—%	8,088	—	—%
Total Assets	122,996	1,749	5.64%	153,237	2,030	5.26%

Liabilities:
Investor notes payable gross of debt issuance costs	70,371	649	3.66%	73,074	642	3.49%
Other debt	35,767	229	2.54%	67,209	427	2.53%
Total interest-bearing liabilities	106,138	878	3.28%	140,283	1,069	3.02%
Debt issuance cost		13			28
Total interest-bearing liabilities net of debt issuance cost	$106,138	891	3.33%	$140,283	1,097	3.10%

Net interest income		$858			$933
Net interest margin			2.99%			2.55%

[1] Loans are net of deferred fees and before the allowance for loan losses. Non accrual loans are considered non-interest earning assets for this analysis.

Rate/Volume Analysis of Net Interest Income

	Three Months Ended September 30, 2021 vs. 2020
	Increase (Decrease) Due to Change in
	Volume	Rate	Total
	(Dollars in Thousands)
Increase in Interest Income:
Interest-earning accounts with other financial institutions	$(11)	$(5)	$(16)
Interest-earning loans	(298)	33	(265)
Total interest-earning assets	(309)	28	(281)
Increase (Decrease) in Interest Expense:
Investor notes payable gross of debt issuance costs	(24)	31	7
Other debt	(200)	2	(198)
Debt issuance cost	—	(15)	(15)
Total interest-bearing liabilities	(224)	18	(206)
Change in net interest income	$(85)	$10	$(75)

10Q as of September 30, 2021                                                                                                        11

The following table provides information, for average outstanding balances for each major category of interest earnings assets and interest bearing liabilities, the interest income or interest expense, and the average yield or rate for the periods indicated:

	Average Balances and Rates/Yields
	For the Nine Months Ended September 30,
	(Dollars in Thousands)
	2021			2020
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning accounts with other financial institutions	$17,763	$35	0.26%	$28,137	$142	0.67%
Interest-earning loans [1]	104,776	5,360	6.84%	120,117	6,238	6.92%
Total interest-earning assets	122,539	5,395	5.89%	148,254	6,380	5.73%
Non-interest-earning assets	8,062	—	—%	8,075	—	—%
Total Assets	130,601	5,395	5.52%	156,329	6,380	5.44%

Liabilities:
Investor notes payable gross of debt issuance costs	73,816	1,980	3.59%	73,867	2,046	3.69%
Other Debt	40,389	774	2.56%	69,286	1,310	2.52%
Total interest-bearing liabilities	$114,205	2,754	3.22%	$143,153	3,356	3.12%
Debt issuance cost		37			73
Total interest-bearing liabilities net of debt issuance cost	$114,205	2,791	3.27%	$143,153	3,429	3.19%

Net interest income		$2,604			$2,951
Net interest margin			2.84%			2.65%

[1] Loans are net of deferred fees and before the allowance for loan losses. Non accrual loans are considered non-interest earning assets for this analysis.

10Q as of September 30, 2021                                                                                                        12

Rate/Volume Analysis of Net Interest Income

	Nine Months Ended September 30, 2021 vs. 2020
	Increase (Decrease) Due to Change in
	Volume	Rate	Total
	(Dollars in Thousands)
Increase (Decrease) in Interest Income:
Interest-earning accounts with other financial institutions	$(40)	$(67)	$(107)
Interest-earning loans	(807)	(71)	(878)
Total interest-earning assets	(847)	(138)	(985)
Increase (Decrease) in Interest Expense:
Investor notes payable gross of debt issuance costs	(66)	—	(66)
Other debt	(556)	20	(536)
Debt issuance cost	—	(36)	(36)
Total interest-bearing liabilities	(622)	(16)	(638)
Change in net interest income	$(225)	$(122)	$(347)

Total interest income for the three months ended September 30, 2021, compared to the three months ended September 30, 2020 decreased mostly due to a volume variance on interest-earning loans. The volume variance on loans was due to the loan participation sales and early payoffs as described above. This was also the reason for the volume variance on interest-earning loans for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. While the weighted average rate of our loan portfolio is 6.31%, our interest-bearing loans have yielded much higher than that due to the recognition of net deferred fees in interest income.  When we sell loan participations and when loans pay off early, deferred fee amortization is accelerated, which causes higher than expected interest income yields.

The decrease in total interest expense shown above for the three months ended September 30, 2021, compared to September 30, 2020,  is primarily due to a volume variance on other debt. The volume variance was due to the debt paydown as described above as well as an additional early payoff of a term loan in September 2020. These early paydowns reduced the average balance of other debt by $31.4 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020. For the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, the average balance on other debt decreased by $28.9 million.

Overall net interest income decreased by $75 thousand for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, due to a greater decrease in interest income due to volume variance on loans than the decrease in interest expense due to the volume variance on other debt. Net interest income decreased by $347 thousand for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, for the same reason.

10Q as of September 30, 2021                                                                                                        13

Provision and non-interest income and expense

	Three months ended				Nine months ended
	September 30,		Comparison		September 30,		Comparison
	(in thousands)				(in thousands)
	2021	2020	$ Diff	% Diff	2021	2020	$ Diff	% Diff
Net interest income	$858	$933	$(75)	(8%)	$2,604	$2,951	$(347)	(12%)
Provision (credit) for loan losses	(41)	132	(173)	(131%)	63	195	(132)	(68%)
Net interest income after provision (credit) for loan losses	899	801	98	12%	2,541	2,756	(215)	(8%)
Total non-interest income	273	2,666	(2,393)	(90%)	3,303	3,098	205	7%
Total non-interest expenses	1,094	1,471	(377)	(26%)	3,861	3,804	57	1%
Income before provision for income taxes	78	1,996	(1,918)	(96%)	1,983	2,050	(67)	(3%)
Provision for income taxes and state LLC fees	5	4	1	25%	15	15	—	—%
Net income	$73	$1,992	$(1,919)	(96%)	$1,968	$2,035	$(67)	(3%)

Net interest income decreased during the quarter and nine months ended September 30, 2021 as compared to the quarter and nine months ended September 30, 2020, respectively.  This is primarily due to the payoff and sale of loans in our loan portfolio throughout the year.  As discussed in the liquidity section above, we have sold $13.4 million in loans and received $11.4 million in principal payments during 2021.

Net interest income after provision for loan losses increased by $98 thousand for the quarter ended September 30, 2021, over the quarter ended September 30, 2020. This increase was primarily due to a decrease in provision for loan losses of $173 thousand due to the lower average loan balance described above and offset somewhat by the decrease in net interest income also described above. The decrease in net interest income after provision for loan losses for the nine months ended September 30, 2021, over the nine months ended September 30, 2020 was primarily due to the decrease in interest income described above offset somewhat by a decrease in provision for loan loss. The provision decreased due to the lower loan balance described above.

The decrease in non-interest income for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 was primarily due to income on debt extinguishment of $2.4 million recognized during the three month period ended September 30, 2020. The increase in non-interest income for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was primarily due to a 44% increase in broker-dealer commissions and fees. For the nine months ended September 30, 2021, the Company generated $677 thousand in broker-dealer commissions and fees compared to $470 thousand for the nine months ended September 30, 2020.

10Q as of September 30, 2021                                                                                                        14

Total non-interest expense decreased 26% during the three months ended September 30, 2021 compared to the three months ended September 30, 2020. This was due to $240 thousand in non-recurring variable expenses related to the gain on debt extinguishment recognized during the three months ended September 30, 2020. For the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, total non-interest expense increased by  $57 thousand.  An increase in legal fees related to the management of impaired loan in our loan portfolio is the largest source of the increase in non-interest expense.

10Q as of September 30, 2021                                                                                                        15

Item 3: Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Act of 1934 and are not required to provide the information under this item.

10Q as of September 30, 2021                                                                                                        16

Item 4: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Financial Officer, supervised and participated in an evaluation of our disclosure controls and procedures as of September 30, 2021. After evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) as of the end of the period covered by this quarterly report, our Chief Financial Officer has concluded that as of the evaluation date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this quarterly report was being prepared.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports filed under the Exchange Act is accumulated and communicated to our management, including the President and Principal Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

The Company made no changes in internal controls during the nine months ended September 30, 2021.

10Q as of September 30, 2021                                                                                                        17

PART II - OTHER INFORMATION

Item 1: Legal Proceedings

Given the nature of our investments made in mortgage loans, we may from time to time have an interest in, or be involved in, litigation arising out of our loan portfolio. We consider litigation related to our loan portfolio to be routine to the conduct of our business. As of September 30, 2021, we are not involved in any litigation matters that could have a material adverse effect on our financial position, results of operations, or cash flows.

Item 1A. Risk Factors

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Act of 1934 and are not required to provide the information under this item.

10Q as of September 30, 2021                                                                                                        18

Item 2: Unregistered Sales of Equity Securities and Use of Proceeds:

None

10Q as of September 30, 2021                                                                                                        19

Item 3: Defaults upon Senior Securities:

None

10Q as of September 30, 2021                                                                                                        20

Item 4: Mine Safety Disclosure:

None

10Q as of September 30, 2021                                                                                                        21

Item 5: Other Information:

None

10Q as of September 30, 2021                                                                                                        22

Item 6. Exhibits

Exhibit No.	Description of Exhibit
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15(d)-14(a) (**)
31.2	Certification of Principal Accounting Officer pursuant to Rule 13a-14(a) or Rule 15(d)-14(a) (**)
32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. §1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (**)
32.2	Certification of Principal Accounting Officer pursuant to 18 U.S.C. §1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (**)
101*

The following information from Ministry Partners Investment Company, LLC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the three and nine-month periods ended September 30, 2021 and 2020; (ii) Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020; (iii) Consolidated Statements of Cash Flows for the six months ended September 30, 2021 and 2020; and (iv) Notes to Consolidated Financial Statements.

*   Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.

**   Filed herewith

10Q as of September 30, 2021                                                                                                        23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 12, 2021

MINISTRY PARTNERS INVESTMENT
COMPANY, LLC

(Registrant)	By: /s/ Joseph W. Turner, Jr.
Joseph W. Turner, Jr.,
Chief Executive Officer

10Q as of September 30, 2021                                                                                                        24

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY

ACT OF 2002

I, Joseph W. Turner, certify that:

1.    I have reviewed this Quarterly Report on Form 10-Q of Ministry Partners Investment Company, LLC;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially effect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 12, 2021	By:	/s/ Joseph W. Turner, Jr.
Joseph W. Turner, Jr.
Chief Executive Officer

10Q as of September 30, 2021                                                                                                        25

EXHIBIT 31.2

CERTIFICATION OF ACTING PRINCIPAL FINANCIAL

AND ACCOUNTING OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Brian S. Barbre, certify that:

1.    I have reviewed this Quarterly Report on Form 10-Q of Ministry Partners Investment Company, LLC;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially effect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 12, 2021	By:	/s/ Brian S. Barbre
Brian S. Barbre
Principal Accounting Officer

10Q as of September 30, 2021                                                                                                        26

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, in his capacity as Chief Executive Officer of Ministry Partners Investment Company, LLC, (the “Company”) that, to his knowledge, this Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

Date: November 12, 2021	By:	/s/ Joseph W. Turner, Jr.
Joseph W. Turner, Jr.,
Chief Executive Officer

10Q as of September 30, 2021                                                                                                        27

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

 Each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, in his capacity as Principal Accounting Officer of Ministry Partners Investment Company, LLC, (the "Company") that, to his knowledge, this Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

Date: November 12, 2021	By:	/s/ Brian S. Barbre
Brian S. Barbre,
Principal Accounting Officer

10Q as of September 30, 2021                                                                                                        28

10Q as of September 30, 2021                                                                                                        29